      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                TOM BROWN, INC.
             (Exact name of Registrant as specified in its charter)

DELAWARE                                               1311                                95-1949781
  (State or other jurisdiction             (Primary Standard Industrial                 (I.R.S. Employer
  of incorporation or organization)         Classification Code Number)                Identification No.)

                                 P.O. BOX 2608
                           500 EMPIRE PLAZA BUILDING
                              MIDLAND, TEXAS 79701
                                 (915) 682-9715
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                DONALD L. EVANS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           500 EMPIRE PLAZA BUILDING
                              MIDLAND, TEXAS 79701
                                 (915) 682-9715
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

       ROBERT H. WHILDEN, JR.                     THOMAS P. MASON
       VINSON & ELKINS L.L.P.                 ANDREWS & KURTH L.L.P.
             1001 FANNIN                     4200 TEXAS COMMERCE TOWER
        HOUSTON, TEXAS 77002                   HOUSTON, TEXAS 77002
           (713) 758-2320                         (713) 220-4368
        (713) 615-5160 (FAX)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                             PROPOSED                PROPOSED
   TITLE OF EACH CLASS OF          AMOUNT TO BE          MAXIMUM OFFERING        MAXIMUM AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED(1)        PRICE PER SHARE(2)       OFFERING PRICE(2)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par
  value(3)...................    4,600,000 shares             $24.86               $114,356,000               $34,653

================================================================================

(1) Includes 600,000 shares to cover the Underwriters' over-allotment option.
(2) Estimated solely for purpose of calculating the registration fee based on the average of the high and low sales prices of the shares of Common Stock reported on the Nasdaq National Market on September 5, 1997.
(3) Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced or traded separately from the Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 1997

                                4,000,000 SHARES

                                TOM BROWN, INC.

                                  COMMON STOCK
[LOGO]                       (PAR VALUE $.10 PER SHARE)

                             ---------------------

     All of the shares of Common Stock offered hereby are being sold by Tom Brown, Inc.

     The last reported sale price of the Common Stock, which is quoted under the symbol "TMBR" on the Nasdaq National Market, on September 11, 1997, was $25.0625 per share. See "Price Range of Common Stock".

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                              INITIAL PUBLIC          UNDERWRITING           PROCEEDS TO
                                              OFFERING PRICE          DISCOUNT(1)             COMPANY(2)
                                          ---------------------- ---------------------- ----------------------
Per Share...............................            $                      $                      $
Total(3)................................            $                      $                      $

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $          payable by the Company.

(3) The Company has granted to the Underwriters an option for 30 days to purchase up to an additional 600,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company
    will be $          , $          and $          , respectively. See
    "Underwriting".

                             ---------------------

     The shares of Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York on or about October      , 1997, against payment therefor in immediately
available funds.

GOLDMAN, SACHS & CO.

                  HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                INCORPORATED

                                    PETRIE PARKMAN & CO.

                                                  SALOMON BROTHERS INC

                             ---------------------

               The date of this Prospectus is             , 1997.

A map of Texas, Oklahoma, Colorado, Wyoming and Montana is shown to depict the Company's areas of operations. Basins within these states in which the Company holds acreage are shown as shaded areas and are labeled by name. In a box next to the map is a table showing gross acreage and reserves by basin. Below the map is a pie chart which shows the percentage of the Company's reserves attributable to the Company's regions of operations.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain oil and gas industry terms used in this Prospectus are defined in "Certain Definitions."

                                  THE COMPANY

GENERAL

     Tom Brown, Inc. (together with its subsidiaries, the "Company" or "Tom Brown") is an independent natural gas and crude oil exploration and production company with core areas of activity in the Rocky Mountains and Texas. As of December 31, 1996, the Company had net proved reserves of 433 Bcfe with a reserve life of 11.2 years based on net production for the six months ended June 30, 1997. Approximately 83% of the Company's net proved reserves were natural gas and approximately 72% were classified as proved developed as of December 31, 1996.

     Through exploration, development and acquisitions, Tom Brown has been able to significantly increase reserves, production volumes and cash flow. Over the five-year period ended December 31, 1996, the Company's reserves, production and cash flow from operating activities (before changes in working capital) grew at compound annual growth rates of 32%, 26%, and 48%, respectively. For the six months ended June 30, 1997, the Company's average daily net production increased 98% to 107 Mmcfe from 54 Mmcfe during the same period in 1996.

     Tom Brown focuses its operations in areas where it has developed significant geologic expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. The Company's principal exploration, development and production activities are conducted in the Rocky Mountains and Texas, including the Wind River, Green River and Big Horn Basins of Wyoming; the Piceance Basin of Colorado; and the Val Verde and Permian Basins and the Cotton Valley Pinnacle Reef Trend of Texas. At December 31, 1996, 85% of the Company's proved reserves were in the Rocky Mountains and Texas. The Company seeks to serve as operator of properties in its core areas. In its key Rocky Mountains area, the Company owned working interests in 1,035 producing wells and operated 648, or 63%, of these wells as of June 30, 1997.

     As of June 30, 1997, Tom Brown held leases on 2,962,255 gross acres (including lease options) which provide the Company with substantial exploration and development opportunities. In order to further exploit this inventory of drilling prospects, the Company has increased its drilling budget from $22 million in 1996 to an estimated $48 million in 1997, approximately 30% of which will be spent on exploratory drilling. The Company expects its drilling expenditures to increase to $60 million in 1998, with approximately 25% expected to be dedicated to exploratory drilling.

     Tom Brown also engages in the gathering, processing, marketing and transportation of natural gas through Wildhorse Energy Partners, L.L.C. ("Wildhorse"), a joint venture with KN Energy, Inc. ("KNE") which is owned 45% by the Company and 55% by KNE. Wildhorse's gathering and processing assets overlap with many of the Company's core properties located in the Rocky Mountains. Through Wildhorse, the Company has contracted for firm transportation for substantially all of its current natural gas production from the Rocky Mountains.

BUSINESS STRATEGY

     For over ten years, Tom Brown has concentrated on exploring, developing and adding to its long-lived reserve base, building a team of professionals capable of maximizing its assets and opportunities, and maintaining a strong balance sheet. This has resulted in the accumulation of a substantial inventory of exploration and development opportunities and has positioned the Company to pursue the following strategic objectives:

- Focus on Domestic Onshore with Concentrations in the Rocky Mountains and Texas. With approximately 62% of its net proved reserves located in the Rocky Mountains area and approximately 23% located in Texas, the Company is focusing its operations in select oil and gas basins characterized by multiple pay sands and significant amounts of potential reserves in place. This strategy has allowed Tom Brown to develop specialized geologic expertise and achieve economies of scale, enabling the Company to find, develop and produce oil and gas reserves at competitive costs.

- Capitalize on Extensive Land Position. The Company has increased its lease acreage position significantly in recent years through acquisitions and leasing activity, resulting in the Company holding, or having options on, 546,492 gross (209,307 net) developed and 2,415,763 gross (1,395,311 net)
  undeveloped acres of land as of June 30, 1997. Approximately 78% of this gross acreage position is located in the Rocky Mountains, making the Company one of the largest holders of lease acreage in this area. Much of the Company's recently acquired undeveloped acreage is contiguous to its existing operations and is located in basins where the Company has significant geologic expertise. These holdings provide Tom Brown with substantial opportunities for its future exploration and development activities.

- Growth through Exploration and Development Drilling. While Tom Brown has pursued acquisitions on a selective basis, the Company's growth strategy is founded primarily on exploration and development drilling. Over the three years ended December 31, 1996, Tom Brown replaced 285% of its production through drilling activities at an average finding cost of $0.53 per Mcfe. The Company maintains a large portfolio of higher risk, higher potential exploration prospects complemented by lower risk development projects. The Company has allocated approximately 85% of both its $55 million 1997 capital expenditure budget and its $70 million expected 1998 capital expenditures to drilling activities to exploit these opportunities.

- Transfer of Advanced Technology. In order to effectively exploit the potential of its assets, Tom Brown seeks to apply technology that has proven effective in other regions to its significant undeveloped land position and producing properties, particularly in the Rocky Mountains. Such technology includes magnetic resonance imaging logging tools, advanced tight gas sand stimulation techniques, modern 3-D seismic acquisition and interpretation methods and other techniques.

- Pursue Opportunistic Acquisitions. Tom Brown will continue to selectively pursue acquisitions of oil and gas properties, leasehold acreage and gas gathering and processing assets which complement operations in its core areas of activity. During 1996, the Company completed two significant acquisitions which added 212 Bcfe of proved reserves and 1,172,000 gross leasehold acres. These acquisitions served to augment Tom Brown's substantial presence in the Rocky Mountains area.

- Expand Participation in the Growing Midstream Segment of the Rocky
  Mountains. Through its Wildhorse joint venture, the Company has strengthened its ability to control and market its gas production in the Rocky Mountains. Wildhorse performs gas gathering, processing, marketing and transportation services for the Company and for a number of third parties. In addition, Wildhorse is expected to continue to pursue the construction or acquisition of gathering, processing and storage assets in the Rocky Mountains. Wildhorse provides a vehicle through which Tom Brown is able to participate in the growing midstream segment of the oil and gas industry in the Rocky Mountains area. In 1996, the Company's interest in Wildhorse generated approximately $1.8 million in net income and $3.1 million in cash flow from operating activities.

- Financial Flexibility. The Company emphasizes maintaining a strong balance sheet in order to provide operating and financial flexibility. The Company will use proceeds from this offering to repay all outstanding indebtedness under its revolving credit facility. Tom Brown believes that its strengthened balance sheet and increased borrowing capacity under its credit facility as a result of this offering will allow the Company to take advantage of its significant exploration and development prospects and selectively pursue acquisition opportunities.

                                THE OFFERING (1)

Common Stock offered by the
Company.............................     4,000,000 shares

Common Stock to be outstanding after
the offering........................     28,162,554 shares(2)

Use of proceeds.....................     To repay all outstanding indebtedness
                                         under the Company's revolving credit
                                         facility ($90.0 million at August 31,
                                         1997), thereby creating additional
                                         borrowing capacity which, together with
                                         the remaining net proceeds, will be
                                         used to fund the Company's planned
                                         exploration and development activities
                                         and possible future acquisitions, as
                                         well as other general corporate
                                         purposes. See "Use of Proceeds."

Nasdaq National Market symbol.......     TMBR
---------------

(1) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding as of August 31, 1997. Does not include (i) 1,666,000 shares issuable upon conversion of the Company's outstanding $1.75 Convertible Preferred Stock, Series A ("Series A Preferred Stock") at a conversion rate of 1.666 shares of Common Stock for each share of such preferred stock or (ii) 1,957,490 shares issuable upon exercise of outstanding stock options under the Company's stock option plans as of such date.

                    SUMMARY GAS AND OIL RESERVE INFORMATION

                                                                AS OF DECEMBER 31, 1996
                                                           ----------------------------------
                                                           DEVELOPED    UNDEVELOPED    TOTAL
                                                           ---------    -----------    ------
Net proved reserves:
  Gas (Bcf)..............................................    257.2         101.9        359.2
  Oil (MmBbls)...........................................      9.0           3.3         12.3
                                                            ------        ------       ------
          Total (Bcfe)...................................    311.2         121.8        433.0
Present value of estimated future net revenues before
  income taxes discounted at 10% ($ in millions)(1)......   $437.5        $171.2       $608.7

---------------

(1) The present value of estimated future net revenues is based on weighted average prices of $3.42 per Mcf of gas and $24.03 per Bbl of oil realized by the Company at December 31, 1996. Subsequent to December 31, 1996, natural gas prices have declined. Accordingly, the present value of estimated future net revenues would be lower if it were calculated using prices in effect at the end of the second quarter of 1997.

                    SUMMARY PRODUCTION, PRICE AND COST DATA

                                                                                SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,     ENDED JUNE 30,
                                                 -------------------------   ----------------
                                                  1994     1995    1996(1)   1996(1)    1997
                                                 ------   ------   -------   -------   ------
Total production:
  Gas (Bcf)....................................     7.1     10.6     16.8       8.2      15.6
  Oil (MmBbls).................................     0.3      0.4      0.5       0.3       0.6
          Total (Bcfe).........................     8.7     12.9     20.0       9.8      19.4
Average daily net production:
  Gas (Mmcf/d).................................    19.4     29.0     45.8      45.4      85.9
  Oil (MmBbls/d)...............................     0.8      1.1      1.5       1.4       3.5
          Total (Mmcfe/d)......................    24.0     35.4     54.7      54.0     107.1
Average sales prices:
  Gas ($/Mcf)..................................    1.62     1.31     1.77      1.45      2.30
  Oil ($/Bbl)..................................   15.73    16.80    20.45     18.80     18.98
Average production costs ($/Mcfe)(2)...........    0.69     0.53     0.49      0.44      0.61

---------------

(1) Includes production volumes, sales prices and costs from the effective date of acquisition for properties acquired in the Company's acquisitions of (i) KN Production Company, a subsidiary of KNE, effective January 1, 1996 and
    (ii) Presidio Oil Company effective December 23, 1996.

(2) Includes lease operating expenses and production taxes.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The consolidated financial data of the Company as of and for each of the three years in the period ended December 31, 1996, has been derived from the Company's audited consolidated financial statements. The consolidated financial data as of and for the six months ended June 30, 1996 and 1997, has been derived from the unaudited consolidated financial statements of the Company that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the six months ended June 30, 1997, are not necessarily indicative of the results that may be expected for the full year. The financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                                                               SIX MONTHS
                                             YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                           ----------------------------   ---------------------
                                            1994      1995       1996      1996        1997
                                           -------   -------    -------   -------   -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                               (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenues...........................  $29,071   $41,053    $66,720   $27,276     $63,238
Cost of gas sold.........................   10,022    13,146     20,496     7,486      11,884
Production costs(1)......................    5,999     6,877      9,834     4,261      11,885
Depreciation, depletion and
  amortization...........................    7,288     9,994     15,140     7,697      17,351
Exploration costs........................    1,184     3,644      3,471       926       2,648
General and administrative expenses......    3,546     4,184      5,786     2,757       5,061
Interest expense.........................       20     1,369        389        17       3,667
Income (loss) before income taxes........      102    (7,111)(2)  11,273    4,065      10,382
Income tax expense (benefit).............      262   (12,896)     3,338     1,386       3,240
Net income (loss)........................     (160)    5,785      7,935     2,679       7,142
Preferred stock dividends................       --        --     (1,672)     (797)       (875)
Net income (loss) attributable to common
  stock..................................     (160)    5,785      6,263     1,882       6,267
Net income (loss) per common share.......   $(0.01)    $0.34      $0.28     $0.09         $0.25
Weighted average number of common shares
  outstanding(3).........................   15,464    16,852     22,223    21,117      25,110

OTHER FINANCIAL DATA:
EBITDAX(4)...............................  $ 8,594   $16,264    $30,273   $12,705     $34,048
Cash flows from operating activities
  before changes in working capital(4)...    9,376    10,898     27,661    11,789      29,412
Capital and exploration
  expenditures(5)........................   17,558    28,814     33,929     9,658      23,013

                                         AT DECEMBER 31,               AT JUNE 30, 1997
                                  ------------------------------   -------------------------
                                    1994       1995       1996      ACTUAL    AS ADJUSTED(6)
                                  --------   --------   --------   --------   --------------
                                                        (IN THOUSANDS)
                                                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......  $ 19,147   $  4,982   $ 20,504   $ 10,658
Working capital.................    16,565      5,373     20,252     12,230
Total assets....................   115,092    164,174    406,374    375,038
Long-term debt..................        --         --    119,000     90,000
Stockholders' equity(7).........   102,869    156,659    246,136    254,185

---------------

(1) Includes lease operating expenses and production taxes.

(2) Includes a writedown of properties of $8.4 million taken in 1995.

(3) Includes common stock equivalents as applicable.

(4) EBITDAX reflects income before income taxes, plus interest expense, depreciation, depletion and amortization expense and exploration costs. EBITDAX and cash flows from operating activities before changes in working capital are not measures determined pursuant to generally accepted accounting principles ("GAAP") and are not intended to be used in lieu of GAAP presentations of net income or cash flows from operating activities. EBITDAX for 1995 excludes an $8.4 million writedown of properties, which writedown was a non-cash charge.

(5) Does not include amounts expended in connection with the Company's acquisition of (i) KN Production Company, a subsidiary of KNE, in January 1996 or (ii) Presidio Oil Company in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) As adjusted to reflect the offering of 4,000,000 shares of Common Stock hereby and the application of the estimated net proceeds therefrom to repay outstanding indebtedness under the Company's credit facility. See "Use of Proceeds."

(7) Includes the Company's Series A Preferred Stock. See "Description of Capital Stock -- Preferred Stock."

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference in this Prospectus, prospective purchasers of the shares of Common Stock offered hereby should carefully consider the following factors relating to the business of the Company and the Common Stock. The information contained in or incorporated by reference in this Prospectus may include "forward-looking statements" and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. The following cautionary statements identify certain important risks and uncertainties that could cause actual results to vary materially. In addition, prospective purchasers should consider carefully the information set forth under the captions "Business -- Markets,"
" -- Competition," and "-- Regulation" in Part I of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"), which is incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected.

VOLATILITY OF GAS AND OIL PRICES

     The Company's revenues, profitability and rate of growth are substantially dependent upon prevailing prices for natural gas and oil. Natural gas and oil prices can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. Prices are also affected by actions of state and local agencies, the United States and foreign governments and international cartels. All of these factors are beyond the control of the Company. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas and oil. Any substantial or extended decline in the price of natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity.

     For the year ended December 31, 1996, the Company's production and reserve base were approximately 84% and 83% natural gas, respectively, on an energy equivalent basis. As a result, the Company's earnings and cash flow are more sensitive to fluctuations in the price of natural gas than to fluctuations in the price of oil. When natural gas prices are deemed by the Company to be too low, the Company may curtail production from certain wells, which further restricts the Company's cash flow. Natural gas and oil prices are generally lower in the summer, leading to substantial differences in revenues and cash flows between seasons.

     The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Federal and state regulation of natural gas and oil production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its natural gas and oil. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus, represent a significant risk.

GENERAL RISKS OF NATURAL GAS AND OIL OPERATIONS

     The Company competes in areas of natural gas and oil exploration, development and transportation with other companies, many of which have substantially greater financial and other resources. The natural gas and oil business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs and encountering formations with abnormal pressures, the occurrence of any of which could result in losses to the Company. Operation of natural gas gathering systems also involves certain risks, including explosions and environmental hazards caused by pipeline leaks and ruptures. Drilling for natural gas and oil involves a high degree of risk, and is often marked by unprofitable efforts, not only from dry holes but from wells that, though productive, do not produce natural gas and oil in sufficient quantities to return a profit on the amounts expended. The Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

     The Company's strategy includes increasing its production and revenues primarily through exploration and development drilling. There can be no assurance that the Company's planned exploration and development projects will result in additional reserves or that the Company will have future success in drilling productive wells. Except to the extent that the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced.

ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's natural gas and oil reserves and the future net revenues therefrom prepared by the Company's independent petroleum engineers. Petroleum engineering is not an exact science and includes estimates based on various assumptions and, therefore, is inherently imprecise. Actual future production, reserves, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those assumed in the estimates. In addition, the Company's proved reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing natural gas and oil prices and other factors. Estimates of reserves are very sensitive to market prices for natural gas and oil. Subsequent to December 31, 1996, natural gas prices declined and as a result, the estimated reserves and future net reserves shown in this Prospectus would be lower if they were calculated using prices in effect at the end of the second quarter of 1997.

ACQUISITION RISKS

     In connection with acquisitions of gas and oil properties, the Company makes an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with various regulatory entities. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of gas and oil property interests by the Company will be successful and, if unsuccessful, that such failure will not have a material adverse effect on the Company's future results of operations and financial condition.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and gas reserves. The Company made capital expenditures of $25.2 million during 1995 and $30.5 million ($281 million including the acquisition of KN Production Company and Presidio Oil Company) during 1996. The Company plans to make capital expenditures of approximately $55 million in 1997 and $70 million in 1998, none of which amounts include expenditures for future acquisition costs. Management believes that the cash provided by operating activities, borrowings under the credit facility and the proceeds from this offering will be sufficient to fund planned capital expenditures in 1997 and 1998. However, if revenues or cash flows from operating activities decrease as a result of lower natural gas and oil prices, operating difficulties or other factors, many of which are beyond the control of the Company or if the Company's borrowing capacity is reduced due to a redetermination of its borrowing base as the result of lower natural gas or oil prices or other factors, the Company may not have sufficient capital from such sources to fund all of its planned expenditures relating to its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing will be available to fund these planned expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transmission of natural gas and oil, as well as environmental and safety matters. Certain of these laws and regulations have adversely affected the Company's operations in the past, and there is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, and the production and marketing of, natural gas and oil. See "Business and Properties -- Regulation" in the Form 10-K.

NO DIVIDENDS

     The Company has never declared or paid any cash dividends to holders of Common Stock and has no present intention to pay cash dividends to holders of Common Stock in the future. Under the terms of its credit facility, the Company is prohibited from paying cash dividends without the written consent of the banks. Although the proceeds from this offering will be used to repay all amounts presently outstanding under the credit facility, the Company intends to maintain the credit facility and, consequently, will be prohibited from paying dividends without the banks' prior written consent. In addition, the Company is required to pay annual dividends of $1.75 million on its Series A Preferred Stock owned by KNE prior to the payment of any cash dividends to holders of Common Stock. See "Description of Capital Stock -- Preferred Stock."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation and By-laws as well as the Company's Rights Plan may have the effect of discouraging, delaying or preventing an unsolicited acquisition proposal or a change in control of the Company. See "Description of Capital Stock."

                                  THE COMPANY

     The Company was incorporated in Nevada in 1931 and was reincorporated in Delaware in April 1987. The executive offices of the Company are located at 508
W. Wall St., 500 Empire Plaza, Midland, Texas 79701, and its telephone number is
(915) 682-9715.

                                USE OF PROCEEDS

     The proceeds to the Company from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately
$     million ($     million if the Underwriters' over-allotment option is
exercised in full) based on the last reported sales price of $          for the
Common Stock on September   , 1997 on The Nasdaq National Market. The Company
intends to use a portion of the net proceeds to repay the outstanding indebtedness under its credit facility ($90.0 million at August 31, 1997), thereby creating additional borrowing capacity which, together with the remaining net proceeds, will be used to fund the Company's planned exploration and development activities and possible future acquisitions, as well as other general corporate purposes.

     The Company's credit agreement with commercial lenders provides for a $125 million facility with a current borrowing base of $125 million that matures in December 1999 (the "Credit Facility"). The amount of the borrowing base at any time is determined by reference to the collateral value of the Company's proved reserves. Borrowings under the Credit Facility are unsecured and bear interest, at the election of the Company, at a rate equal to (i) the greater of the agent bank's prime rate or the federal funds effective rate plus 0.50% or (ii) the agent bank's Eurodollar rate plus a margin ranging from 0.75% to 1.00%. On August 31, 1997, the interest rate on the outstanding borrowings under the Credit Facility was 6.7% per annum. Amounts currently outstanding under the Credit Facility were incurred primarily to fund the Company's acquisition of Presidio Oil Company in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, and as adjusted to reflect the issuance and sale of 4,000,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                                                       JUNE 30, 1997
                                                              -------------------------------
                                                                  ACTUAL       AS ADJUSTED(1)
                                                              --------------   --------------
                                                                        (UNAUDITED)
                                                                      (IN THOUSANDS)
Cash and cash equivalents...................................     $ 10,658         $
                                                                 ========         ========
Long-term debt (including current maturities)...............     $ 90,000         $     --
Stockholders' equity:
  Convertible Preferred Stock, $.10 par value per share;
     2,500,000 shares authorized; 1,000,000 shares issued
     and outstanding with a liquidation preference of
     $25,000,000............................................          100              100
  Common Stock, $.10 par value per share; 40,000,000 shares
     authorized; 24,135,714 shares issued and outstanding;
     28,135,714 shares issued and outstanding, as
     adjusted(2)............................................        2,414            2,814
  Additional paid-in capital................................      309,389
  Accumulated deficit.......................................      (57,718)         (57,718)
                                                                 --------         --------
          Total stockholders' equity........................     $254,185         $
                                                                 --------         --------
          Total capitalization..............................     $344,185         $
                                                                 ========         ========

---------------

(1) Assumes the Underwriters' over-allotment option is not exercised.

(2) Does not include (i) 1,666,000 shares issuable upon conversion of the Company's outstanding Series A Preferred Stock at a conversion of 1.666 shares of Common Stock for each share of such preferred stock or (ii) 1,983,830 shares issuable upon exercise of outstanding stock options under the Company's stock option plans as of such date.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on The Nasdaq National Market under the symbol "TMBR." The following table sets forth, on a per share basis for the periods indicated, the range of high and low closing sales prices of the Common Stock as reported by The Nasdaq National Market during the periods shown.

                                                               HIGH         LOW
                                                              -------     -------
1995
  First Quarter.............................................  $15.500     $10.875
  Second Quarter............................................   15.750      13.875
  Third Quarter.............................................   16.625      13.125
  Fourth Quarter............................................   15.375      11.000
1996
  First Quarter.............................................  $15.375     $12.125
  Second Quarter............................................   17.875      12.875
  Third Quarter.............................................   19.250      14.250
  Fourth Quarter............................................   22.375      16.875
1997
  First Quarter.............................................  $23.625     $16.875
  Second Quarter............................................   20.750      17.250
  Third Quarter (through September 11, 1997)................   25.250      19.625

     On September 11, 1997, the last sale price for the Common Stock as reported by The Nasdaq National Market was $25.0625 per share. On September 8, 1997, the outstanding shares of the Common Stock were held by approximately 2,376 holders of record.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends to the holders of Common Stock and has no present intention to pay cash dividends to the holders of Common Stock in the future. Under the terms of the Credit Facility, the Company is prohibited from paying cash dividends to the holders of Common Stock without the written consent of the banks. In addition, the Company's outstanding Series A Preferred Stock prohibits payment of cash dividends to holders of Common Stock unless full cumulative dividends on the Series A Preferred Stock has been paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock -- Preferred Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data of the Company as of and for each of the three years in the period ended December 31, 1996, has been derived from the Company's audited consolidated financial statements. The consolidated financial data as of and for the six months ended June 30, 1996 and 1997, has been derived from the unaudited consolidated financial statements of the Company that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the six months ended June 30, 1997, are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                                                                SIX MONTHS
                                                YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                             -----------------------------   -----------------
                                              1994      1995        1996      1996      1997
                                             -------   -------     -------   -------   -------
                                                                                (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.............................  $29,071   $41,053     $66,720   $27,276   $63,238
Cost of gas sold...........................   10,022    13,146      20,496     7,486    11,884
Production costs(1)........................    5,999     6,877       9,834     4,261    11,885
Depreciation, depletion and amortization...    7,288     9,994      15,140     7,697    17,351
Exploration costs..........................    1,184     3,644       3,471       926     2,648
General and administrative expenses........    3,546     4,184       5,786     2,757     5,061
Interest expense...........................       20     1,369         389        17     3,667
Income (loss) before income taxes..........      102    (7,111)(2)  11,273     4,065    10,382
Income tax expense (benefit)...............      262   (12,896)      3,338     1,386     3,240
Net income (loss)..........................     (160)    5,785       7,935     2,679     7,142
Preferred stock dividends..................       --        --      (1,672)     (797)     (875)
Net income (loss) attributable to common
  stock....................................     (160)    5,785       6,263     1,882     6,267
Net income (loss) per common share.........   $(0.01)    $0.34       $0.28     $0.09     $0.25
Weighted average number of common
  shares outstanding(3)....................   15,464    16,852      22,223    21,117    25,110
OTHER FINANCIAL DATA:
EBITDAX(4).................................  $ 8,594   $16,264     $30,273   $12,705   $34,048
Cash flows from operating activities before
  changes in working capital(4)............    9,376    10,898      27,661    11,789    29,412
Capital and exploration expenditures(5)....   17,558    28,814      33,929     9,658    23,013

                                                                             AT JUNE 30, 1997
                                                AT DECEMBER 31,           ----------------------
                                         ------------------------------                  AS
                                           1994       1995       1996      ACTUAL    ADJUSTED(6)
                                         --------   --------   --------   --------   -----------
                                                                               (UNAUDITED)
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............  $ 19,147   $  4,982   $ 20,504   $ 10,658
Working capital........................    16,565      5,373     20,252     12,230
Total assets...........................   115,092    164,174    406,374    375,038
Long-term debt.........................        --         --    119,000     90,000
Stockholders' equity(7)................   102,869    156,659    246,136    254,185

---------------

(1) Includes lease operating expenses and production taxes.

(2) Includes a writedown of properties of $8.4 million taken in 1995.

(3) Includes common stock equivalents as applicable.

(4) EBITDAX reflects income before income taxes plus interest expense, depreciation, depletion and amortization expense and exploration costs. EBITDAX and cash flows from operating activities before changes in working capital are not measures determined pursuant to GAAP and are not intended to be used in lieu of GAAP presentations of net income or cash flows from operating activities. EBITDAX for 1995 excludes an $8.4 million writedown of properties, which writedown was a non-cash charge.

(5) Does not include amounts expended in connection with the Company's acquisition of (i) KN Production Company, a subsidiary of KNE, in January 1996 or (ii) Presidio Oil Company in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) As adjusted to reflect the offering of 4,000,000 shares of Common Stock hereby and the application of the estimated net proceeds therefrom to repay outstanding indebtedness under the Company's credit facility. See "Use of Proceeds."

(7) Includes the Company's Series A Preferred Stock. See "Description of Capital Stock -- Preferred Stock."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition, results of operations, capital resources and liquidity should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

     The Company's total assets have grown from $115 million at December 31, 1994 to $375 million at June 30, 1997. From December 31, 1994 to December 31, 1996, the Company's proved gas and oil reserves increased from 207 Bcfe to 433 Bcfe. The growth of the Company is the result of its successful exploration and development drilling program, which added approximately 54 Bcfe of proved reserves during the two years ended December 31, 1996, and two significant acquisitions, the acquisition of KN Production Company, a wholly owned subsidiary of KNE, and the acquisition of Presidio Oil Company which added approximately 212 Bcfe of proved reserves.

     The Company completed the acquisition of Presidio Oil Company and its subsidiaries (collectively, "Presidio") on December 23, 1996, following the issuance by the U.S. Bankruptcy Court, District of Delaware, of an Order confirming Presidio's reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Presidio Acquisition"). The assets acquired consist primarily of proved gas and oil reserves and undeveloped and developed acres located in Wyoming, North Dakota, Oklahoma and Louisiana. The Wyoming properties are concentrated in the Green River and Powder River Basins of Wyoming. The purchase price was approximately $207 million consisting of the payment of $105 million in cash, the issuance of approximately 2.71 million shares of the Company's Common Stock, the assumption of certain liabilities and the $51 million paid by the Company to purchase $56.1 million principal amount of Presidio's Senior Gas Indexed Notes (the "GINS") in June 1995. The GINS were purchased as a strategic part of the Company's efforts to acquire Presidio. In connection with the bankruptcy proceeding, the GINS were canceled. The Presidio Acquisition has been accounted for using the purchase method.

     In January 1996, the Company and KNE closed transactions that resulted in the Company's acquisition of all of the issued and outstanding stock of KN Production Company ("KNPC"), a wholly owned subsidiary of KNE (the "KNPC Acquisition"). The properties acquired by the Company include undeveloped and developed acres in Colorado, Wyoming, Kansas and Nebraska. In connection with the acquisition, Wildhorse, a joint venture owned 45% by the Company and 55% by KNE, was created to provide gas gathering, processing, marketing and storage services in the Rocky Mountains region. In connection with the formation of Wildhorse, the Company dedicated significant amounts of its Rocky Mountain gas production to Wildhorse for gathering, processing and marketing, and KNE contributed gas marketing contracts and storage assets in western Colorado. Wildhorse is operated by KNE under the direction of an operating team with equal representation from the Company and KNE. The price paid to KNE in connection with the KNPC Acquisition was $36.25 million, $25 million of which was paid by the issuance of 1.0 million shares of the Company's Series A Preferred Stock, and the remaining $11.25 million was paid by the issuance of 918,367 shares of the Company's Common Stock. The KNPC Acquisition has been accounted for using the purchase method.

     As part of the expansion of its facilities in November 1996, Wildhorse purchased the gathering and processing assets of Williams Field Services located in western Colorado and eastern Utah. As a result, the assets of Wildhorse currently include approximately 1,065 miles of natural gas gathering lines, two processing plants, a carbon dioxide plant and a dew point control plant. These facilities are currently processing and treating more than 70 Mmcf of natural gas per day from more than 700 wells. In August 1997, KNE announced that it had entered into a binding agreement to acquire Interenergy Corp. ("Interenergy") in exchange for shares of its common stock. Interenergy's assets include approximately 650 miles of natural gas gathering lines and two natural gas liquids processing facilities, one in Wyoming and one in North Dakota. Interenergy's gathering capacity is approximately 53 Mmcf per day and its natural gas liquids processing capacity is approximately 35 Mmcf per day. Pursuant to the terms of the Wildhorse joint venture, each party is obligated to offer to Wildhorse any natural gas gathering and processing facilities acquired by it in the Rocky Mountains area. As a result, if the Interenergy transaction is consummated, the Company believes that Wildhorse will have an opportunity to acquire certain of the Interenergy assets and will do so if the pricing terms are determined to be acceptable by the Company. If Wildhorse acquires these properties, the Company will be required to fund a portion of the acquisition cost based on its ownership share in Wildhorse. There can be no assurance, however, that the transaction will be consummated or that Wildhorse will acquire any of Interenergy's assets.

     The Company continues to pursue opportunities which will add value by increasing its reserve base and presence in its core natural gas areas and further developing the Company's ability to control and market the production of natural gas from these areas. Wildhorse is expected to continue to pursue the construction or acquisition of gathering, processing and storage assets in the Rocky Mountains region.

RESULTS OF OPERATIONS

     The Company's results of operations have been materially affected by the acquisitions described above, making comparisons of individual line items between periods less meaningful.

     The following table sets forth selected financial and operating data for the periods presented:

                                                                       SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,        JUNE 30,
                                            ------------------------   -----------------
                                             1994     1995     1996     1996      1997
                                            ------   ------   ------   -------   -------
Revenues (in millions):
  Natural gas sales.......................  $ 11.4   $ 13.9   $ 29.6    $ 11.9    $ 35.7
  Oil sales...............................     4.3      6.5     11.2       4.9      12.1
  Marketing, gathering and processing.....    11.9     15.6     25.1      10.3      14.5
  Other...................................     1.4      5.0      0.8       0.2       0.9
                                            ------   ------   ------    ------    ------
          Total revenues..................  $ 29.0   $ 41.0   $ 66.7    $ 27.3    $ 63.2
                                            ======   ======   ======    ======    ======
Net income (loss) attributable to common
  stock (in millions).....................  $ (0.2)  $  5.8   $  6.3    $  1.9    $  6.3
Natural gas production (Bcf)..............     7.1     10.6     16.8       8.2      15.6
Oil production (MmBbls)...................     0.3      0.4      0.5       0.3       0.6
Average natural gas sales price ($/Mcf)...    1.62     1.31     1.77      1.45      2.30
Average crude oil sales price ($/Bbl).....   15.73    16.80    20.45     18.80     18.98
Average production costs ($/Mcfe).........    0.69     0.53     0.49      0.44      0.61

     Revenues. During the six months ended June 30, 1997, revenues from natural gas and oil production increased $31.1 million to $47.8 million compared to the same period in 1996. The increase in natural gas and oil revenues was the result of (i) an 89% increase in natural gas sales volumes which increased revenues by approximately $16.9 million, (ii) an increase in average natural gas prices received by the Company from $1.45 per Mcf to $2.30 per Mcf which increased revenues by approximately $7.0 million, and (iii) a 148% increase in oil sales volumes which increased revenues by approximately $7.2 million, and (iv) an increase in the average crude oil sales price from $18.80 per Bbl to $18.98 per Bbl.

     Marketing, gathering and processing revenues increased $4.2 million for the six months ended June 30, 1997 as a result of increased activity in Wildhorse's natural gas marketing operations and the addition of gathering revenues from the November 1996 purchase of gathering facilities from Williams Field Services.

     Other revenues reflect the fact that there were no significant property sales in the six months ended June 30, 1997 or in 1996 or 1994, but in 1995, the Company sold all of its properties in Arkansas for a gain of approximately $4.1 million.

     During 1996, revenues from gas and oil production increased 100% to $40.8 million from $20.4 million in 1995. The increase in gas and oil revenues was the result of (i) an increase in average gas prices received by the Company from $1.31 per Mcf to $1.77 per Mcf which increased revenues by approximately $4.9 million, (ii) a 58% increase in gas sales volumes which increased revenues by approximately $10.9 million, (iii) an increase in average oil prices received from $16.80 per barrel to $20.45 per barrel which increased revenues by approximately $1.4 million, and (iv) a 41% increase in oil sales volumes which increased revenues by approximately $3.2 million. The increase in gas and oil production levels was primarily due to the KNPC Acquisition and to a lesser extent, successful drilling results, primarily in the Val Verde Basin of west Texas.

     During 1995, revenues from gas and oil production increased by $4.6 million to a total of $20.4 million as compared to $15.8 million in 1994. A decrease in average gas prices received by the Company, from $1.62 per Mcf to $1.31 per Mcf, decreased revenues by approximately $2.2 million. This decrease was more than offset by (i) a 49% increase in gas sales volumes which increased revenues by approximately $4.6 million, (ii) an increase in average oil prices from $15.73 per barrel to $16.80 per barrel which increased revenues by approximately $0.3 million, and (iii) a 40% increase in oil sales volumes which increased revenues by approximately $1.9 million. Natural gas and oil sales volumes increased dramatically as the Company increased its deliverability through successful development drilling in 1995.

     Marketing, gathering and processing revenues increased 61% in 1996 as compared to 1995 and 31% in 1995 as compared to 1994. The 1996 increase was due to higher gas prices and higher volumes of gas marketed as a result of the Company's increased production and marketing of additional third party gas. A significant factor contributing to the increase in 1996 was the formation of Wildhorse in January 1996 and the related expansion of gathering, processing, marketing and storage capacity. The 1995 increase was due to higher volumes of gas marketed.

     Costs and Expenses. Total costs and expenses for the six months ended June 30, 1997, increased to $52.9 million from $23.2 million in the same period in 1996. Natural gas and oil production expense increased to $8.2 million or $0.42 per Mcfe for the six months ended June 30, 1997 from $3.1 million or $0.32 per Mcfe for the comparable period in 1996. The increase was due to the higher average costs of operations for the properties acquired in the Presidio Acquisition. The Company has sold certain of the higher cost properties acquired in the Presidio Acquisition and has implemented changes to increase the operating efficiencies on the remaining acquired properties to reduce unit production expenses going forward. Taxes on gas and oil production increased $2.5 million to $3.7 million or 8% of gas and oil sales for the six months ended June 30, 1997, compared to $1.2 million or 7% of gas and oil sales for the comparable period in 1996 principally due to increased gas production. Exploration costs increased $1.7 million in the first half of 1997 compared to the comparable period in 1996 primarily as a result of an exploratory dry hole and related cost incurred in the second quarter of 1997. Compared to the first six months of 1996, general and administrative expenses increased $2.3 million, depreciation, depletion and amortization increased $9.7 million, and interest expense increased $3.7 million for the six months ended June 30, 1997, in each case primarily as a result of the Presidio Acquisition.

     Expenses related to gas and oil production, production taxes, and depreciation, depletion and amortization increased in each of 1996 and 1995 due to increased production and revenue levels resulting from successful drilling operations as well as the KNPC Acquisition in January 1996. On an Mcfe basis, the Company's costs decreased during the past two years as a result of operating efficiencies obtained by the Company. Costs of gas and oil production declined to $.33 per Mcfe in 1996, as compared to $.37 per Mcfe and $.47 per Mcfe in 1995 and 1994, respectively. Taxes on gas and oil production, which are generally calculated as a percentage of gas and oil sales, have also decreased during the last two years. Taxes on gas and oil production have declined to 8% of gas and oil sales in 1996 as compared to 10% and 12% of gas and oil sales during 1995 and 1994, respectively. Such decline is due to the increase of natural gas and oil produced in the Val Verde Basin where the Company experiences lower production tax rates as compared to its other areas of operation.

     The Company's depletion, depreciation and amortization rate remained relatively unchanged on an Mcfe basis from 1995 to 1996 totaling $.77 and $.76 per Mcfe, respectively. The Company's depletion, depreciation and amortization rate dropped from $.83 per Mcfe in 1994 to $.77 per Mcfe in 1995 due to the Company's $8.4 million writedown of gas and oil properties in the first quarter of 1995.

     The cost of gas sold in connection with the Company's marketing, gathering and processing operations has increased in each of the last two years, consistent with the increases in the associated revenues. The gross profit percentage increased slightly to 18% of revenues in 1996 as compared to 16% in both 1995 and 1994.

     Costs associated with exploration activities and impairments of leasehold costs remained relatively unchanged in 1996 as compared to 1995.

     General and administrative expenses increased in each of the last two years as a result of the Company's significantly higher level of operations, due in part to the KNPC Acquisition in January 1996. The Company has benefitted from the economies of scale in its growth, resulting in a decrease in general and administrative expenses on an Mcfe of production basis to $.29 in 1996 as compared to $.32 and $.41 per Mcfe of production in 1995 and 1994, respectively.

     Interest expense increased in 1995 as compared to 1994 as a result of the debt incurred in connection with the purchase of the Presidio GINs in June 1995. Interest expense then decreased in 1996 as such debt was repaid in November 1995 with the proceeds from the sale of 4.6 million shares of the Company's Common Stock.

     Total costs and expenses for 1995 were $48.2 million as compared to $29.0 million for 1994. Gas and oil production expenses increased $.7 million due to additional wells drilled in the Val Verde Basin in 1995. Taxes on gas and oil production increased $.2 million as a result of increased gas production levels. The cost of gas sold increased 31% in 1995 compared to 1994 reflecting a higher level of gas purchased in 1995 by Retex Gathering Company, Inc. ("Retex"), the Company's gas marketing subsidiary. Exploration costs increased $2.5 million as a result of exploratory 3-D seismic and dry hole costs in 1995. Impairments of leasehold costs decreased $.3 million due to a lower inventory of acreage during 1995. General and administrative expenses increased $.7 million primarily as a result of increases in legal fees and salaries. Interest expense increased $1.3 million as a result of the Company's debt borrowings made during the year to finance the Company's investment in Presidio's GINs in June 1995.

     Costs and expenses also increased in 1995 as a result of an $8.4 million writedown of non-strategic properties due to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets . . . ," which generally requires a separate assessment for potential impairment of each of the Company's producing property cost centers, in contrast to the Company's prior policy of evaluating the producing property accounts for impairment in total. The $8.4 million charge reduced the carrying value of a portion of the Company's non-core properties to their estimated fair values.

     A valuation allowance of approximately $7.8 million and $7.6 million at June 30, 1997 and December 31, 1996, respectively, has been provided against the Company's net deferred tax assets based on management's estimate of the recoverability of future tax benefits. The valuation allowance relates primarily to the ability to use net operating loss and investment tax credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation allowance for these carryforwards, including any limitations concerning their use, and the levels of taxable income necessary for utilization. In this regard, full valuation allowances were provided for investment tax credit carryforwards. Based on its recent operating results and its expected levels of future earnings, the Company believes it will, more likely than not, generate sufficient taxable income to realize the benefit attributable to the net operating loss carryforwards for which valuation allowances were not provided. The deferred tax assets and related valuation allowance will be adjusted as future events so warrant.

     The Company incurred a current tax liability in the amount of $290,000, $77,000 and $24,000 in 1996, 1995 and 1994, respectively, as a result of the application of the alternate minimum tax rules as provided under the Internal Revenue Code. The Company had not paid, prior to the year ended December 31, 1990, Federal income taxes for the past seven years due to its net operating loss carryforward. At December 31, 1996, such carryforward for tax purposes was approximately $53.4 million.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's capital expenditures increased to $30.5 million ($281 million including the KNPC and Presidio Acquisitions) for 1996 as compared to capital expenditures of $25.2 million and $16.4 million for 1995 and 1994, respectively. The Company's capital expenditures for the six months ended June 30, 1997 were approximately $20.4 million as compared to $8.7 million in the same period in 1996. Through August 31, 1997, the Company estimates that it has made capital expenditures of approximately $25.0 million and anticipates approximately $30.0 million of capital expenditures for the remainder of 1997. Of the Company's $55 million total 1997 capital expenditure budget, $48 million is allocated for drilling activities and the remainder is for acquisitions of leasehold acreage, gas gathering lines and other facilities. The Company expects its capital expenditures for 1998 to be approximately $70 million of which approximately $60 million is allocated for drilling activities.

     The property acquisitions over the last several years, together with the KNPC and Presidio Acquisitions, have given the Company significant opportunities to explore for and develop new reserves. As a result, the Company significantly increased its drilling activity in 1997 and plans to drill or participate in the drilling of approximately 100 wells in 1997. In the first eight months of 1997, the Company drilled, or was in the process of drilling or completing, 43 wells.

     The timing of most of the Company's capital expenditures is discretionary and there are no material long-term commitments associated with the Company's capital expenditure plans. Consequently, the Company has significant flexibility to adjust the level of its capital expenditures as circumstances warrant. The level of capital expenditures by the Company will vary in future periods depending on energy market conditions and other related economic factors.

     The Company has historically funded capital expenditures and working capital requirements with internally generated cash and borrowings. During the six months ended June 30, 1997, net cash provided by operating activities was $29.3 million as compared to $11.3 million for the same period of 1996. Net cash provided by operating activities increased to $24.9 million in 1996 as compared to $8.8 million and $7.6 million in 1995 and 1994, respectively.

     The Company's Credit Facility provides for a $125 million revolving line of credit with a current borrowing base of $125 million. The amount of the borrowing base is determined by reference to the collateral value of the Company's proved reserves. At August 31, 1997, the aggregate outstanding balance under the Credit Facility was $90 million, bearing interest at 6.7% per annum, and the Company was in compliance with the covenants contained in the Credit Facility. The Company intends to repay the outstanding balance under its Credit Facility with a portion of the net proceeds from the offering of Common Stock described in this Prospectus. Borrowings under the Credit Facility are unsecured and bear interest, at the election of the Company, at (i) the greater of the agent bank's prime rate or the federal funds effective rate, plus 0.50% or (ii) the agent bank's Eurodollar rate, plus a margin ranging from 0.75% to 1.00%.

     In connection with the KNPC Acquisition, the Company issued 1.0 million shares of its Series A Preferred Stock. KNE, as the holder of the Series A Preferred Stock, is entitled to receive dividends at an annual rate of $1.75 per share, payable in cash quarterly in March, June, September and December. Shares of the Series A Preferred Stock are convertible into shares of Common Stock at the option of the holder at any time at the initial conversion rate of 1.666 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment under certain circumstances. In addition, under certain circumstances after March 15, 1999 the Company may exchange the Series A Preferred Stock for shares of Common Stock and after March 15, 2001 may redeem all or any part of the Series A Preferred Stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends. See "Description of Capital Stock -- Preferred Stock" and Note 6 to Notes to Consolidated Financial Statements of the Company included elsewhere herein.

     After the completion of the offering of Common Stock and application of a portion of the net proceeds to repay the outstanding balance under the Credit Facility, the Company will have $125 million of availability under the Credit Facility. This availability, combined with available cash (including the portion of the net proceeds from this offering of Common Stock not used to repay amounts outstanding under the Credit Facility), and cash generated from operations are expected to be sufficient to fund preferred stock dividend requirements, the Company's operations, planned exploration and development program and other capital expenditures for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1996 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 96-1 ("SOP 96-1") which provides authoritative guidance intended to improve and narrow the manner in which existing accounting literature is applied to the recognition, measurement, display, and disclosure of environmental remediation liabilities arising pursuant to existing federal, state and local laws and regulations. SOP 96-1 addresses the nature of items that are to be included in the measurement of a company's liability related to any environmental remediation efforts it is currently undertaking or required to complete in the future. In this regard, SOP 96-1 requires that all incremental direct third party costs, as well as any internal compensation costs (including benefits) for employees expected to devote a significant amount of the time directly to remediation efforts, should be included in the determination of the estimated liability. The term "remediation effort" is defined in SOP 96-1 to include such things as remedial risk assessment, feasibility studies and operations and maintenance associated with corrective actions. The Company adopted SOP 96-1 in the first quarter of 1997. The adoption of SOP 96-1 had no impact on the Company's financial position, results of operations or liquidity for the first six months of 1997, and the Company does not expect SOP 96-1 to have a material impact on the Company's financial position, results of operations or liquidity in the future.

     In March 1997, the Financial Accounting Standards Board ("FASB") issued FASB Statement 128, Earnings per Share, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. This Statement requires all entities who have issued common stock or potential common stock (e.g., options, convertible securities, etc.) to calculate basic EPS which replaces primary EPS, and diluted EPS which replaces fully diluted EPS. Basic EPS for the six month period ended June 30, 1997 was $.26. Diluted EPS for the six month period ended June 30, 1997 was $.25.

                            BUSINESS AND PROPERTIES

GENERAL

     Tom Brown is an independent natural gas and crude oil exploration and production company with core areas of activity in the Rocky Mountains and Texas. As of December 31, 1996, the Company's net proved reserves were 433 Bcfe with a reserve life of 11.2 years based on net production for the six months ended June 30, 1997. Approximately 83% of the Company had net proved reserves of natural gas and approximately 72% were classified as proved developed as of December 31, 1996.

     Through exploration, development and acquisitions, Tom Brown has been able to significantly increase reserves, production volumes and cash flow. Over the five-year period ended December 31, 1996, the Company's reserves, production and cash flow from operating activities (before changes in working capital) grew at compound annual growth rates of 32%, 26%, and 48%, respectively. For the six months ended June 30, 1997, the Company's average daily net production increased 98% to 107 Mmcfe from 54 Mmcfe during the same period in 1996.

     Tom Brown focuses its operations in areas where it has developed significant geologic expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. The Company's principal exploration, development and production activities are conducted in the Rocky Mountains and Texas, including the Wind River, Green River and Big Horn Basins of Wyoming; the Piceance Basin of Colorado; and the Val Verde and Permian Basins and the Cotton Valley Pinnacle Reef Trend of Texas. At December 31, 1996, 85% of the Company's proved reserves were in the Rocky Mountains and Texas. The Company seeks to serve as operator of properties in its core areas. In its key Rocky Mountains area, the Company owned working interests in 1,035 producing wells and operated 648, or 63%, of these wells as of June 30, 1997.

     As of June 30, 1997, Tom Brown held leases on 2,962,255 gross acres (including lease options) which provide the Company with substantial exploration and development opportunities. In order to further exploit this inventory of drilling prospects, the Company has increased its drilling budget from $22 million in 1996 to an estimated $48 million in 1997, approximately 30% of which will be spent on exploratory drilling. The Company expects its drilling expenditures to increase to $60 million in 1998, with approximately 25% expected to be dedicated to exploratory drilling.

     Tom Brown also engages in the gathering, processing, marketing and transportation of natural gas through Wildhorse, a joint venture with KNE which is owned 45% by the Company and 55% by KNE. Wildhorse's gathering and processing assets overlap with many of the Company's core properties located in the Rocky Mountains. Through Wildhorse, the Company has contracted for firm transportation for substantially all of its current natural gas production from the Rocky Mountains.

BUSINESS STRATEGY

     For over ten years, Tom Brown has concentrated on exploring, developing and adding to its long-lived reserve base, building a team of professionals capable of maximizing its assets and opportunities, and maintaining a strong balance sheet. This has resulted in the accumulation of a substantial inventory of exploration and development opportunities and has positioned the Company to pursue the following strategic objectives:

- Focus on Domestic Onshore with Concentrations in the Rocky Mountains and Texas. With approximately 62% of its net proved reserves located in the Rocky Mountains area and approximately 23% located in Texas, the Company is focusing its operations in select oil and gas basins characterized by multiple pay sands and significant amounts of potential reserves in place. This strategy has allowed Tom Brown to develop specialized geologic expertise and achieve econo-
mies of scale, enabling the Company to find, develop and produce oil and gas reserves at competitive costs.

- Capitalize on Extensive Land Position. The Company has increased its lease acreage position significantly in recent years through acquisitions and leasing activity, resulting in the Company holding, or having options on, 546,492 gross (209,307 net) developed and 2,415,763 gross (1,395,311 net)
  undeveloped acres of land as of June 30, 1997. Approximately 78% of this gross acreage position is located in the Rocky Mountains, making the Company one of the largest holders of lease acreage in this area. Much of the Company's recently acquired undeveloped acreage is contiguous to its existing operations and is located in basins where the Company has significant geologic expertise. These holdings provide Tom Brown with substantial opportunities for its future exploration and development activities.

- Growth through Exploration and Development Drilling. While Tom Brown has pursued acquisitions on a selective basis, the Company's growth strategy is founded primarily on exploration and development drilling. Over the three years ended December 31, 1996, Tom Brown replaced 285% of its production through drilling activities at an average finding cost of $0.53 per Mcfe. The Company maintains a large portfolio of higher risk, higher potential exploration prospects complemented by lower risk development projects. The Company has allocated approximately 85% of both its $55 million 1997 capital expenditure budget and its $70 million expected 1998 capital expenditures to drilling activities to exploit these opportunities.

- Transfer of Advanced Technology. In order to effectively exploit the potential of its assets, Tom Brown seeks to apply technology that has proven effective in other regions to its significant undeveloped land position and producing properties, particularly in the Rocky Mountains. Such technology includes magnetic resonance imaging logging tools, advanced tight gas sand stimulation techniques, modern 3-D seismic acquisition and interpretation methods and other techniques.

- Pursue Opportunistic Acquisitions. Tom Brown will continue to selectively pursue acquisitions of oil and gas properties, leasehold acreage and gas gathering and processing assets which complement operations in its core areas of activity. During 1996, the Company completed two significant acquisitions which added 212 Bcfe of proved reserves and 1,172,000 gross leasehold acres. These acquisitions served to augment Tom Brown's substantial presence in the Rocky Mountains area.

- Expand Participation in the Growing Midstream Segment of the Rocky
  Mountains. Through its Wildhorse joint venture, the Company has strengthened its ability to control and market its gas production in the Rocky Mountains. Wildhorse performs gas gathering, processing, marketing and transportation services for the Company and for a number of third parties. In addition, Wildhorse is expected to continue to pursue the construction or acquisition of gathering, processing and storage assets in the Rocky Mountains. Wildhorse provides a vehicle through which Tom Brown is able to participate in the growing midstream segment of the oil and gas industry in the Rocky Mountains area. In 1996, the Company's interest in Wildhorse generated approximately $1.8 million in net income and $3.1 million in cash flow from operating activities.

- Financial Flexibility. The Company emphasizes maintaining a strong balance sheet in order to provide operating and financial flexibility. The Company will use proceeds from this offering to repay all outstanding indebtedness under its Credit Facility. Tom Brown believes that its strengthened balance sheet and increased borrowing capacity under its credit facility as a result of this offering will allow the Company to take advantage of its significant exploration and development prospects and selectively pursue acquisition opportunities.

AREAS OF ACTIVITY

     The Company's oil and gas activities are concentrated in the Rocky Mountains and in Texas. In addition, the Company conducts oil and gas activities in certain other domestic areas. The following table sets forth certain information concerning these areas of activity:

                                           AVERAGE DAILY NET
                                           PRODUCTION DURING
                             NET PROVED     THE SIX MONTHS
                            RESERVES AT          ENDED         ACREAGE AT JUNE 30, 1997    1997 DRILLING
                            DECEMBER 31,     JUNE 30, 1997     ------------------------       BUDGET
         LOCATION           1996 (BCFE)        (MMCFE/D)         GROSS          NET        (IN MILLIONS)
         --------           ------------   -----------------   ----------    ----------    -------------
Rocky Mountains:
  Wind River Basin........     132.1              16.6          1,066,508(1)    637,947(1)     $19.2
  Green River Basin.......      81.0              19.8            490,346       279,930          4.1
  Piceance Basin..........      24.3               6.8            282,105       152,195          8.8
  Paradox Basin...........       1.6               0.6            128,814       126,079          1.4
  Big Horn Basin..........        --                --             51,260        51,052           --
  Powder River Basin......      16.9               7.3             71,244        21,938          0.8
  Other...................      12.7               3.0            235,876        85,359           --
Texas:
  Val Verde Basin.........      53.0              34.9             37,323        18,332          9.2
  Permian Basin...........      34.4               3.0             88,087        26,442           --
  Cotton Valley Pinnacle
     Reef Trend...........        --                --             92,600        39,070          1.5
  Other...................      13.2               1.8             22,801         6,986           --
Other areas...............      63.8              13.3            395,291       159,288          2.5
                               -----           -------          ---------     ---------        -----
          Total...........     433.0             107.1          2,962,255     1,604,618        $47.5
                               =====           =======          =========     =========        =====

---------------

(1) Includes 942,175 gross (536,343 net) acres under option.

     The Company's most significant areas of activity within the Rocky Mountains and Texas are the Wind River, Green River, Piceance, Val Verde and Permian Basins and the Cotton Valley Pinnacle Reef Trend.

     Wind River Basin. The Wind River Basin, located in Wyoming, is the major focus of the Company's current and anticipated exploration and development activities and accounted for approximately 31% of the Company's proved reserves as of December 31, 1996. The Company's primary properties in this basin are in the Muddy Ridge, Pavillion and Frenchie Draw Fields, each of which the Company operates. Production in these fields is primarily from the Wind River, Fort Union and Mesa Verde formations at depths ranging from 3,500 to 13,000 feet. Other prospective zones in these fields include the Lance and Meeteetsee and deeper Cody, Frontier and Madison formations at depths ranging from 16,000 feet to 21,000 feet.

     As of December 31, 1996, the Company had net proved reserves in the Wind River Basin of 129 Bcf of natural gas and 505 MBbls of oil. As of August 31, 1997, the Company operated 80 wells and had leases on approximately 28,000 gross (14,250 net) developed acres and had leases or options to lease approximately 1,039,000 gross (624,000 net) undeveloped acres in this basin. The Company's average working interest in the producing fields in this basin is approximately 50%. Of the 942,175 gross option acres, the Company has a 50% working interest in 300,000 acres and a 60% working interest in 642,175 acres. The Company's net cost of this option acreage was approximately $3.00 per acre. For future drilling, the Company can exercise its option to lease in increments of 640 acres by paying its share of $50.00 per acre.

     The Company plans to spend approximately $41.5 million for capital expenditures in this basin during 1997 and 1998 to drill 16 exploratory and 37 development wells. Currently, three exploratory wells are being drilled.

     Green River Basin. The Company acquired its interest in the Green River Basin in the Presidio Acquisition. The Company's net proved reserves in this basin were 76.3 Bcf of gas and 785 MBbls of oil, or approximately 19% of the Company total, at December 31, 1996. The Company controls approximately 490,000 gross (280,000 net) acres with a 30% average working interest. Geologic structures in the Moxa Arch and Red Desert areas of the basin, where the Company operates, are similar to those in the Company's Wind River Basin properties. As a result, the Company may be able to transfer proven technology and recovery techniques between the Wind River Basin and the Green River Basin. The Company estimates that it will spend approximately $11.3 million on capital expenditures in this basin in 1997 and 1998 to drill three exploratory wells and 45 development wells.

     Piceance Basin. The Company's position in the Piceance Basin was established through the KNPC Acquisition in early 1996. The Company's net proved reserves in this basin were 23.7 Bcf of gas and 95 MBbls of oil, or approximately 6% of the Company total, at December 31, 1996. In this basin, the Company controls approximately 282,000 gross (152,000 net) acres with a 31% average working interest. The Company's operations in this basin include the Rulison, White River Dome, and Parachute fields. The main producing horizons are the Mesa Verde and the Dakota at depths of 2,500 to 8,000 feet and 6,000 to 9,000 feet respectively. In 1997 and 1998, the Company plans to spend approximately $31 million to drill 76 development wells in the basin.

     In addition, through Wildhorse, the Company and its joint venture partner control approximately 955 miles of gathering lines as well as three processing plants. These assets serve third party and Company owned production in the Piceance and Uinta basins and strengthen the Company's ability to control and market production in this region.

     Val Verde Basin. Approximately 12% of the Company's proved reserves totalling 42.9 Bcf of gas and 1.7 MmBbls of oil as of December 31, 1996 were located in the Val Verde Basin of west Texas. The Company holds a 50% working interest in 28 producing wells and approximately 37,300 gross (18,300 net) acres in this basin. Production is from the Wolfcamp, Thrusted Penn Sand and Thrusted Strawn formations at depths ranging from 5,000 to 12,000 feet. The Company expects to spend $9.2 million in 1997 to drill 10 development wells.

     Permian Basin. Approximately 8% of the Company's proved reserves totalling 12 Bcf of gas and 3.7 MmBbls of oil as of December 31, 1996 were located in the Permian Basin of west Texas, principally within the Spraberry Field. At August 31, 1997, the Company operated 101 wells and had approximately 26,400 net acres in this basin.

     Cotton Valley Pinnacle Reef Trend. The Cotton Valley Pinnacle Reef Trend is in the East Texas Salt Basin. Recent exploration has focused on reef anomalies identified primarily through 3-D seismic data, and current production comes from a three county area in the southwestern part of the trend. The Company entered this area in January 1996 and now controls approximately 92,000 gross (39,000 net) acres in three prospect areas (Lake Tyler, Mt. Selman, and Lost Prairie) in the eastern part of the field. After analyzing 2-D seismic data, the Company commenced a 77 square mile 3-D survey over the Lost Prairie area. This data is currently being analyzed, and the Company plans to begin drilling its first exploratory well in the Lost Prairie area in the fourth quarter of 1997. The Company plans to spend approximately $2.2 million for capital expenditures in this trend in 1998.

     In December of 1996, the Company announced a joint venture with American Exploration which covers the Lost Prairie and Lake Tyler prospects. American Exploration has purchased a 40% working interest in these lands. The Company retains the remaining 60% working interest and serves as operator of the properties.

     Other Areas of Activity. In addition to the areas discussed above, the Company conducts exploration and development activities in other parts of the Rocky Mountains and Texas as well as in other areas of the continental United States, including Kansas, Louisiana, Mississippi, Nebraska, New Mexico, Oklahoma and West Virginia. At December 31, 1996, the Company's proved reserves in these areas consisted of 72.1 Bcf of gas and 2.9 MmBbls of oil.

GAS GATHERING, PROCESSING AND MARKETING

     The Company's gathering, processing and marketing of natural gas produced by the Company and third parties is conducted through Wildhorse, a joint venture owned 45% by the Company and 55% by KNE. Wildhorse was formed in January 1996 in conjunction with the acquisition by the Company of KNE's oil and gas subsidiary and is managed by KNE under the direction of an operating team with equal representation from KNE and the Company. In connection with this transaction, the Company dedicated significant amounts of its Rocky Mountain gas production to Wildhorse and KNE contributed gas marketing contracts and storage assets in western Colorado. Wildhorse currently owns gathering and processing assets in Wyoming, western Colorado and eastern Utah. The assets include approximately 1,065 miles of natural gas gathering lines, two processing plants, a carbon dioxide treatment plant and a dew point control plant. These facilities currently gather, process and treat more than 100 Mmcf of natural gas per day from more than 800 wells.

     In August 1997, KNE announced that it had entered into a binding agreement to acquire Interenergy in exchange for shares of its common stock. Interenergy's assets include approximately 650 miles of natural gas gathering lines and two natural gas liquids processing facilities, one in Wyoming and one in North Dakota. Interenergy's gathering capacity is approximately 53 Mmcf per day and its natural gas liquids processing capacity is 35 Mmcf per day. Pursuant to the terms of the Wildhorse joint venture, each party is obligated to offer to Wildhorse any natural gas gathering and processing facilities acquired by it in the Rocky Mountains area. As a result, if the Interenergy transaction is consummated the Company believes that Wildhorse will have an opportunity to acquire certain of the Interenergy assets and will do so if the pricing terms are determined to be acceptable by the Company. If Wildhorse acquires these properties, the Company will be required to fund a portion of the acquisition cost based on its share of ownership of Wildhorse. There can be no assurance, however, that the transaction will be consummated or that Wildhorse will acquire any of Interenergy's assets.

PRODUCTION VOLUMES, UNIT PRICES AND COSTS

                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,        JUNE 30,
                                                 -------------------------   ----------------
                                                  1994     1995    1996(1)   1996(1)    1997
                                                 ------   ------   -------   -------   ------
Total production:
  Gas (Bcf)....................................     7.1     10.6     16.8       8.2      15.6
  Oil (MmBbls).................................     0.3      0.4      0.5       0.3       0.6
          Total (Bcfe).........................     8.7     12.9     20.0       9.8      19.4
Average daily net production:
  Gas (Mmcf)...................................    19.4     29.0     45.8      45.4      85.9
  Oil (MmBbls).................................     0.8      1.1      1.5       1.4       3.5
          Total (Mmcfe)........................    24.0     35.4     54.7      54.0     107.1
Average sales prices:
  Gas ($/Mcf)..................................    1.62     1.31     1.77      1.45      2.30
  Oil ($/Bbl)..................................   15.73    16.80    20.45     18.80     18.98
Average Production Cost ($/Mcfe)(2)............    0.69     0.53     0.49      0.44      0.61

---------------

(1) Includes production volumes, sales prices and costs for properties acquired in the Presidio and KNPC Acquisitions from the effective date of such acquisitions.

(2) Includes production costs and taxes on production.

PRODUCTIVE WELLS

     The following table sets forth the gross and net productive gas and oil wells in which the Company owned an interest at June 30, 1997.

                                                                   PRODUCTIVE WELLS
                                                           --------------------------------
                                                               GROSS               NET
                                                           --------------      ------------
                                                            GAS       OIL      GAS      OIL
                                                           -----      ---      ---      ---
Colorado.................................................    431       59      134       36
Louisiana................................................     36       38       13       14
New Mexico...............................................     35       28        7       12
Oklahoma.................................................    128       35       31       10
Texas....................................................     76      251       36       94
West Virginia............................................     51       --       17       --
Wyoming..................................................    422      153      128       40
Other....................................................     71       77       22       15
                                                           -----      ---      ---      ---
          Total..........................................  1,250      641      388      221
                                                           =====      ===      ===      ===

GAS AND OIL DRILLING ACTIVITY

     The following table sets forth the Company's gross and net interests in exploratory and development wells drilled during the periods indicated.

                                                YEAR ENDED DECEMBER 31,             SIX MONTHS
                                       -----------------------------------------       ENDED
                                           1994           1995          1996       JUNE 30, 1997
                                       ------------   ------------   -----------   -------------
            TYPE OF WELL               GROSS   NET    GROSS   NET    GROSS   NET   GROSS    NET
            ------------               -----   ----   -----   ----   -----   ---   ------   ----
Exploratory
  Gas................................    1       .3    --       --    --      --      1       .4
  Oil................................   --       --    --       --    --      --     --       --
  Dry................................    1       .5     3      1.1     5     2.8     --       --
                                        --     ----    --     ----    --     ---     --      ---
          Total......................    2       .8     3      1.1     5     2.8      1       .4
                                        ==     ====    ==     ====    ==     ===     ==      ===
Development
  Gas................................   19      8.2    34      9.7    14     3.9      7      3.4
  Oil................................    2      1.0     3      1.5    --      --     --       --
  Dry................................    2      1.0    10      3.9     5     1.7     --       --
                                        --     ----    --     ----    --     ---     --      ---
          Total......................   23     10.2    47     15.1    19     5.6      7      3.4
                                        ==     ====    ==     ====    ==     ===     ==      ===

     In the first eight months of 1997, the Company drilled, or was in the process of drilling or completing, 43 wells. In 1997, the Company plans to drill or participate in the drilling of a total of 100 wells.

GAS AND OIL RESERVES

     Estimates of the Company's gas and oil reserves at December 31, 1994, 1995 and 1996 including future net revenues and the present value of future net cash flows, were made by Williamson Petroleum Consultants, Inc. and by Ryder Scott Company at December 31, 1996 (both are independent petroleum consultants), in accordance with guidelines established by the Securities and Exchange Commission (the "Commission"). Estimates of gas and oil reserves and their estimated values require numerous engineering assumptions as to the productive capacity and production rates of existing geological formations and require the use of certain Commission guidelines as to assumptions regarding costs to be incurred in developing and producing reserves and prices to be realized from the sale of future production. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change and should not be construed as representing the actual quantities of future production or cash flows to be realized from the Company's gas and oil properties or the fair market value of such properties.

                                                                  AS OF DECEMBER 31,
                                                              --------------------------
                                                               1994      1995      1996
                                                              ------    ------    ------
Net proved reserves:
  Gas (Bcf).................................................   180.3     163.3     359.2
  Oil (MmBbls)..............................................     4.5       4.1      12.3
                                                              ------    ------    ------
          Total (Bcfe)......................................   207.4     187.7     433.0
Gas reserves as a percentage of proved reserves.............      87%       87%       83%
Proved developed reserves (Bcfe)............................   131.3     126.4     311.2
Gas price as of December 31 ($/Mcf).........................    1.53      1.44      3.42
Oil price as of December 31 ($/Bbl).........................   16.26     18.34     24.03
Present value of future net revenues before income taxes
  discounted at 10% ($ in millions)(1)......................   124.9     114.6     608.7

---------------

(1) The present value of estimated future net reserves is based on weighted average prices of $3.42 per Mcf of gas and $24.03 per Bbl of oil realized by the Company at December 31, 1996. Subsequent to December 31, 1996, natural gas prices have declined. Accordingly, the present value of estimated future reserves would be lower if it were calculated using prices in effect at the end of the second quarter of 1997.

ACREAGE

     The following table sets forth the gross and net acres of developed and undeveloped gas and oil leases held by the Company at June 30, 1997.

                                   DEVELOPED            UNDEVELOPED                TOTAL
                               -----------------   ---------------------   ---------------------
          LOCATION              GROSS      NET       GROSS        NET        GROSS        NET
          --------             -------   -------   ---------   ---------   ---------   ---------
Rocky Mountains:
  Wind River Basin(1)........   27,964    14,250   1,038,544     623,697   1,066,508     637,947
  Green River Basin..........  110,046    39,884     380,300     240,046     490,346     279,930
  Piceance Basin.............  105,730    52,571     176,375      99,624     282,105     152,195
  Paradox Basin..............    1,684     1,673     127,130     124,406     128,814     126,079
  Big Horn Basin.............      160        40      51,100      51,012      51,260      51,052
  Powder River Basin.........   21,739     4,721      49,505      17,217      71,244      21,938
  Other......................   56,402    46,934     179,474      38,425     235,876      85,359

Texas:
  Val Verde Basin............    7,200     3,600      30,123      14,732      37,323      18,332
  Permian Basin..............   82,635    25,231       5,452       1,211      88,087      26,442
  Cotton Valley Pinnacle Reef
     Trend...................       --        --      92,600      39,070      92,600      39,070
  Other......................   18,560     4,947       4,241       2,039      22,801       6,986

Other........................  114,372    15,456     280,919     143,832     395,291     159,288
                               -------   -------   ---------   ---------   ---------   ---------
          Total..............  546,492   209,307   2,415,763   1,395,311   2,962,255   1,604,618
                               =======   =======   =========   =========   =========   =========

---------------

(1) Includes 942,175 gross (536,343 net) acres in Wyoming under option agreements between the Company and certain Indian tribes that give the Company the right to acquire leasehold interests upon the payment of specified consideration.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and Directors of the Company.

                NAME                   AGE              POSITION WITH THE COMPANY
                ----                   ---              -------------------------
Donald L. Evans......................  51    Chairman of the Board of Directors and Chief
                                               Executive Officer
William R. Granberry.................  55    President, Chief Operating Officer and Director
Peter R. Scherer.....................  40    Executive Vice President
Thomas E. Klauss.....................  54    Vice President -- Exploration South
Christopher E. Mullen................  37    Vice President -- Exploration North
Clifford C. Drescher.................  45    Vice President -- Production
Richard B. Porter....................  42    Vice President -- Land
R. Kim Harris........................  41    Controller
B. Jack Reed.........................  48    Treasurer
Bruce R. DeBoer......................  44    Vice President, General Counsel and Secretary
Thomas C. Brown......................  70    Director
David M. Carmichael(1)...............  58    Director
Henry Groppe(1)......................  71    Director
Edward W. LeBaron, Jr.(2)............  67    Director
Clyde E. McKenzie(2).................  50    Director
James B. Wallace(2)..................  68    Director
Robert H. Whilden, Jr.(1)............  62    Director

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Directors of the Company serve until the next annual meeting of stockholders and until their successors in office are elected and qualified. Each officer is appointed annually by the Company's Board of Directors to serve at the Board's discretion and until his successor in office is elected and qualified.

     Messrs. Evans, Scherer, Klauss, Drescher, Harris and Reed have each been employed by the Company in their present positions for more than five years. Mr. Evans is also a director of TMBR/Sharp Drilling, Inc.

     Mr. Granberry has been a director of the Company since 1995 and President and Chief Operating Officer of the Company since January 1996. He was Chairman of the Board of Directors and Chief Executive Officer of Mineral Development, Inc. ("MDI") from August 1994 until December 1995, and President of MDI from October 1994 to December 1995.

     Mr. Mullen has been employed by the Company since September 1994. He served as Geologist -- Rocky Mountain Division from September 1994 to September 1995 and as Vice President -- Exploration North from September 1995 to the present. Mr. Mullen was a Petroleum Geologist with Unocal Corporation from 1987 to September 1994.

     Mr. Porter has been employed by the Company since April 1994. He served as Landman -- Rocky Mountain Division from April 1994 to September 1995 and as Vice President -- Land from September 1995 to the present. Mr. Porter was Resource Manager with Paragon Ranch Corporation from 1984 to January 1994.

     Mr. DeBoer has been employed by the Company since May 1997 as Vice President, General Counsel and Secretary and from 1988 through 1996 was employed by Presidio Oil Company in a similar capacity.

     Mr. Brown has served as Chairman of the Board of Directors of TMBR/Sharp Drilling, Inc. for the last five years and is also a director of Weatherford International Incorporated.

     Mr. Carmichael is a director of KN Energy, Inc. and was formerly Chairman of the Board of Directors, Chief Executive Officer and President of American Oil and Gas Corporation.

     Mr. Groppe has been an oil and gas consultant with Groppe, Long & Littell since 1955.

     Mr. LeBaron is a retired partner in the law firm of Pillsbury, Madison and Sutro in Sacramento, California, which he has been associated with since April 1989, and has served as Chairman of the Board of Directors of Pacific Casino Management, Inc. since June 1994.

     Mr. McKenzie has been employed by KN Energy, Inc. since 1996 as Vice President and Chief Financial Officer and prior to joining the Company was Vice President and Treasurer of Apache Corporation from 1988 to 1996.

     Mr. Wallace has been a partner in Brownlie, Wallace, Armstrong and Bander Exploration, a partnership engaged in oil and gas exploration and production, since 1992. Mr. Wallace is a director of Grease Monkey International.

     Mr. Whilden has been a partner in the law firm of Vinson & Elkins L.L.P. in Houston, Texas, since 1970.

     There are no family relationships between any of the Directors or executive officers of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 2,500,000 shares of preferred stock, $.10 par value per share, and 40,000,000 shares of Common Stock, $.10 par value per share. As of August 31, 1997, 24,162,554 shares of Common Stock were outstanding and 1,000,000 shares of preferred stock were outstanding. All of the shares of Common Stock of the Company offered hereby will be, when issued and sold, legally issued, fully paid and non-assessable.

COMMON STOCK

     Subject to the prior rights of shares of preferred stock outstanding from time to time, the shares of Common Stock of the Company: (1) are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor (subject to limitations set forth in the Credit Facility);
(2) are entitled to one vote per share and have no cumulative voting rights; (3) have no preemptive or conversion rights; (4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provisions; and (5) are entitled upon liquidation to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of preferred stock.

     The Company has never paid any cash dividends and does not intend to pay any cash dividends on the Common Stock in the foreseeable future. Under the terms of its Credit Facility, the Company is prohibited from paying cash dividends on the Common Stock without the written consent of its lenders. See "Dividend Policy."

     The Company's Rights Plan provides that a preferred stock purchase right is associated with each share of Common Stock. See "-- Stockholder Rights Plan."

     The Common Stock is quoted on The Nasdaq National Market under the symbol "TMBR." The Transfer Agent and Registrar for the Common Stock is Boston EquiServe, Boston, Massachusetts.

PREFERRED STOCK

     The Company presently has outstanding 1,000,000 shares of Series A Preferred Stock with an aggregate liquidation preference of $25,000,000.

     As the holder of the Series A Preferred Stock, KNE is entitled to receive cumulative dividends at the annual rate of $1.75 per share, payable in cash quarterly. If full cumulative dividends on the Series A Preferred Stock have not been paid, the Company may not declare or pay any dividends or make any other distributions on, or purchase, redeem or retire the Common Stock, or any other stock of the Company ranking junior to the Series A Preferred Stock (other than, in the case of dividends or distributions, dividends or distributions paid in shares of Common Stock or such other junior ranking stock).

     The Company has the option, at any time beginning on or after March 15, 2001, to redeem all or any part of the outstanding shares of Series A Preferred Stock at the redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends on such shares of Series A Preferred Stock to the date of redemption.

     Upon the occurrence of a change of control of the Company, KNE, as the holder of the Series A Preferred Stock, has the right to cause the Series A Preferred Stock to be redeemed by the Company, in whole or in part, at the redemption price of $25.50 per share, plus all accrued and unpaid dividends. Generally, for purposes of the Series A Preferred Stock, a change of control is any situation in which a majority of the Board of Directors of the Company changes within a period of twelve months or a new person or group of persons becomes in control of the Company, within the meaning of the rules of the Commission.

     Each share of the Series A Preferred Stock is convertible at the option of the holder thereof at any time and from time to time prior to the redemption of such share, into fully paid and nonassessable shares of Common Stock of the Company at the initial conversion rate of 1.666 shares of Common Stock for each share of Series A Preferred Stock, subject to customary adjustments.

     The Series A Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date at any time on or after March 15, 1999, and prior to March 15, 2001, for shares of Common Stock at the exchange rate of 1.666 shares of Common Stock for each share of Series A Preferred Stock; provided that (i) on or prior to the date of exchange, the Company shall have declared and paid or set apart for payment to the holders of Series A Preferred Stock all accumulated and unpaid dividends to the date of exchange, and (ii) the current market price of the Common Stock is above $18.375 (the "Threshold Price"). The exchange rate is subject to adjustment in the same manner and under the same circumstances as the conversion rate is subject to adjustment, and the Threshold Price is also subject to adjustment in the same manner and under the same circumstances.

     Upon dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, the amount of $25.00 per share plus an amount equal to all dividends on such shares (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution, before any payment or distribution may be made on the Common Stock or on any class of stock ranking junior to the Series A Preferred Stock with respect to distributions upon dissolution, liquidation or winding up.

     If at any time dividends payable on the Series A Preferred Stock are in arrears and unpaid for four quarterly dividend periods, the holders of the outstanding Series A Preferred Stock will have the right, voting separately as a class without regard to series, to designate two additional Directors of the Company (the "Special Directors") at the next annual or special meeting of stockholders of the Company irrespective of whether such meeting otherwise would involve the election of directors, and the membership of the Board of Directors of the Company shall be increased by the number of the Special Directors so designated. Such right of the holders of the Series A Preferred Stock to designate Special Directors continues until all dividends accumulated and payable on the Series A Preferred Stock have been paid in full, at which time such right to designate Special Directors terminates, subject to revesting in the event of a subsequent dividend payment arrearage.

     For so long as KNE owns 80% or more of the voting power of the securities of the Company issued pursuant to the KNPC Acquisition, KNE has the right to elect a special class of two Directors to the Board of Directors of the Company, and for so long as KNE owns securities of the Company issued pursuant to the KNPC Acquisition possessing less than 80% of the voting power of the securities of the Company issued pursuant to the KNPC Acquisition, but more than 30% of such voting power, KNE has the right to elect a special class of one Director to the Board of Directors of the Company.

     The holders of the Series A Preferred Stock are entitled to vote on all matters upon which holders of the Common Stock have the right to vote. In such voting, each share of Series A Preferred Stock is entitled to a number of votes per share equivalent to the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and shall vote together with the holders of the outstanding shares of the Common Stock as if a part of that class.

     The Board of Directors is empowered, without approval of the stockholders, to cause additional shares of preferred stock to be issued in one or more series with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Issuance of shares of preferred stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends. Although the Company has no present intention to issue any additional shares of preferred stock, the issuance of such shares in the future could be used to discourage an unsolicited acquisition proposal.

STOCKHOLDER RIGHTS PLAN

     On March 1, 1991, the Board of Directors adopted a Rights Plan designed to help assure that all stockholders receive fair and equal treatment in the event of a hostile attempt to take over the Company and to help guard against abusive takeover tactics. The Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock and authorized the issuance of Rights for all shares of Common Stock that are subsequently issued. Each Right entitles the registered holder to purchase, in lieu of preferred shares, shares of Common Stock or other securities of the Company (or, under certain circumstances, of the acquiring person) worth twice the per share exercise price of the Right. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the Common Stock. The date on which the above occurs is to be known as the "Distribution Date." The Rights are not exercisable until the Distribution Date. The Rights will expire on March 15, 2001, unless extended or redeemed earlier by the Company. Until the Distribution Date occurs, the certificates representing shares of Common Stock also evidence the Rights. Following the Distribution Date, the Rights will be evidenced by separate certificates.

     The Rights may tend to deter potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. See Note 6 to Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

DELAWARE ANTI-TAKEOVER LAW

     Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (2) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (3) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (4) the business combination was approved by the board of directors of the corporations and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002. Robert H. Whilden, Jr., a partner in the firm of Vinson & Elkins L.L.P., is a Director of the Company. See "Management -- Compensation of Directors" in the Company's 1997 Proxy Statement, which has been incorporated herein by reference, for a description of stock options held by Mr. Whilden. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., 4200 Texas Commerce Tower, Houston, Texas 77002. Andrews & Kurth L.L.P. has provided legal services for the Company from time to time on matters unrelated to the offering of the Common Stock.

                                    EXPERTS

     The consolidated financial statements of Tom Brown, Inc. included or incorporated by reference in this Prospectus or elsewhere in this Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Presidio Oil Company incorporated herein by reference from the Current Report on Form 8-K of Tom Brown, Inc. filed on January 7, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations of Williamson Petroleum Consultants, Inc. and Ryder Scott Company incorporated by reference into this Prospectus have been included herein in reliance upon the authority of said firms as experts in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, on which exchange the Common Stock is quoted.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby, Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          (iii) the Company's Proxy Statement for the Annual Meeting of Stockholders held May 21, 1997; and

          (iv) the Company's Current Report on Form 8-K filed on January 7,
               1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Bruce R. DeBoer, Secretary, Tom Brown, Inc., 500 Empire Plaza Building, Midland, Texas 79701; telephone: (915) 682-9715.

                              CERTAIN DEFINITIONS

     As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "Mmcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbl" means thousand barrels, "MmBbl" means million barrels, "Mcfe" means thousand cubic feet equivalent, "Mmcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, "MBbls/d" means thousand barrels of oil per day, "Mmcf/d" means million cubic feet per day, and "Mmcfe/d" means million cubic feet equivalent per day. A "gross" well is a well in which the Company owns a working interest. "Net" wells refer to the sum of the fractional working interests owned by the Company in gross wells. "Gross" acres refers to the number of acres in which the Company owns a working interest. "Net" acres refers to the sum of the fractional working interests owned by the Company in gross acres.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Interim Financial Statements (unaudited):
  Consolidated Balance Sheets, June 30, 1997 (Unaudited) and
     December 31, 1996......................................   F-2
  Consolidated Statements of Operations, Three and Six
     Months ended June 30, 1997 and 1996 (Unaudited)........   F-3
  Consolidated Statements of Cash Flows, Six Months ended
     June 30, 1997 and 1996 (Unaudited).....................   F-4
  Notes to Consolidated Financial Statements, Three and Six
     Months ended June 30, 1997 and 1996 (Unaudited)........   F-5
Annual Financial Statements:
  Report of Independent Public Accountants..................   F-8
  Consolidated Balance Sheets, December 31, 1996 and 1995...   F-9
  Consolidated Statements of Operations, Years ended
     December 31, 1996, 1995 and 1994.......................  F-10
  Consolidated Statements of Changes in Stockholders'
     Equity, Years ended December 31, 1996, 1995 and 1994...  F-11
  Consolidated Statements of Cash Flows, Years ended
     December 31, 1996, 1995 and 1994.......................  F-12
  Notes to Consolidated Financial Statements................  F-13

                        TOM BROWN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               JUNE 30,       DECEMBER 31,
                                                                 1997             1996
                                                              -----------    --------------
                                                              (UNAUDITED)
                                                                     (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................   $ 10,658         $ 20,504
  Accounts receivable.......................................     24,366           33,080
  Inventories...............................................      1,487            1,374
  Other.....................................................        682              889
                                                               --------         --------
          Total current assets..............................     37,193           55,847
                                                               --------         --------
Property and equipment, at cost:
  Oil and gas properties, based on the successful efforts
     accounting method......................................    440,910          436,879
  Other equipment...........................................     38,035           35,216
                                                               --------         --------
                                                                478,945          472,095
  Less: Accumulated depreciation and depletion..............    141,633          124,834
                                                               --------         --------
          Net property and equipment........................    337,312          347,261
                                                               --------         --------
Deferred income taxes, net..................................         69            2,865
                                                               --------         --------
Other assets, net...........................................        464              401
                                                               --------         --------
                                                               $375,038         $406,374
                                                               ========         ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 18,328         $ 25,033
  Accrued expenses..........................................      6,635           10,562
                                                               --------         --------
          Total current liabilities.........................     24,963           35,595
                                                               --------         --------
Commitments and contingencies
Bank debt...................................................     90,000          119,000
                                                               --------         --------
Other non-current liabilities...............................      5,890            5,643
                                                               --------         --------
Stockholders' equity:
  Common stock, at $.10 par value Authorized 40,000,000
     shares; Outstanding 24,135,714 and 23,898,431 shares,
     respectively...........................................      2,414            2,390
  Convertible preferred stock, at $.10 par value. Authorized
     2,500,000 shares; 1,000,000 shares outstanding.........        100              100
  Additional paid-in capital................................    309,389          307,631
  Accumulated deficit.......................................    (57,718)         (63,985)
                                                               --------         --------
          Total stockholders' equity........................    254,185          246,136
                                                               --------         --------
                                                               $375,038         $406,374
                                                               ========         ========

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                      JUNE 30,                JUNE 30,
                                                 ------------------      ------------------
                                                  1997       1996         1997       1996
                                                 -------    -------      -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Gas and oil sales............................  $19,281    $ 8,324      $47,827    $16,757
  Marketing, gathering and processing..........    7,186      5,635       14,504     10,289
  Interest income and other....................      421        112          907        230
                                                 -------    -------      -------    -------
          Total revenues.......................   26,888     14,071       63,238     27,276
                                                 -------    -------      -------    -------
Costs and expenses:
  Gas and oil production.......................    3,969      1,648        8,196      3,087
  Taxes on gas and oil production..............    1,599        477        3,689      1,174
  Cost of gas sold.............................    5,688      3,835       11,884      7,486
  Exploration costs............................    1,527        515        2,648        926
  Impairments of leasehold costs...............      180          2          360         67
  General and administrative...................    2,664      1,403        5,061      2,757
  Depreciation, depletion and amortization.....    8,655      3,980       17,351      7,697
  Interest expense.............................    1,705         10        3,667         17
                                                 -------    -------      -------    -------
          Total costs and expenses.............   25,987     11,870       52,856     23,211
                                                 -------    -------      -------    -------
Income before income taxes.....................      901      2,201       10,382      4,065
Income tax expense.............................     (212)      (752)      (3,240)    (1,386)
                                                 -------    -------      -------    -------
Net income.....................................      689      1,449        7,142      2,679
                                                 -------    -------      -------    -------
Preferred stock dividend.......................     (437)      (437)        (875)      (797)
                                                 -------    -------      -------    -------
Net income available to common shareholders....  $   252    $ 1,012      $ 6,267    $ 1,882
                                                 =======    =======      =======    =======
Weighted average number of common shares
  outstanding..................................   25,169     21,121       25,110     21,117
                                                 =======    =======      =======    =======
Net income per common share....................  $   .01    $   .05      $   .25    $   .09
                                                 =======    =======      =======    =======

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  6,267    $ 1,882
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization...............    17,351      7,697
     Gain on sales of assets................................       (10)       (11)
     Option plan compensation...............................        --         20
     Exploration costs......................................     2,648        926
     Impairments of leasehold costs.........................       360         67
     Deferred income taxes..................................     2,796      1,208
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable...........     8,714     (4,535)
       Increase in inventories..............................      (113)      (194)
       Decrease (increase) in other current assets..........       207        (46)
       (Decrease) increase in accounts payable..............    (9,113)     4,801
       Decrease (increase) in other non-current accounts....       184       (551)
                                                              --------    -------
Net cash provided by operating activities...................    29,291     11,264
                                                              --------    -------
Cash flows from investing activities:
  Proceeds from sales of assets.............................    12,613        109
  Capital and exploration expenditures......................   (23,013)    (9,658)
  Changes in accounts payable and accrued expenses for oil
     and gas expenditures...................................      (972)        --
                                                              --------    -------
Net cash used in investing activities.......................   (11,372)    (9,549)
                                                              --------    -------
Cash flows from financing activities:
  Proceeds from exercise of stock options...................     1,235        140
  Repayments of long-term debt..............................   (29,000)        --
                                                              --------    -------
Net cash provided by financing activities...................   (27,765)       140
                                                              --------    -------
Net increase (decrease) in cash and cash equivalents........    (9,846)     1,855
                                                              --------    -------
Cash and cash equivalents at beginning of period............    20,504      4,982
                                                              --------    -------
Cash and cash equivalents at end of period..................  $ 10,658    $ 6,837
                                                              ========    =======
Cash paid during the period for:
  Interest..................................................  $  2,941    $    --
  Taxes.....................................................       397         85

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     During interim periods, Tom Brown, Inc. follows the accounting policies set forth in its Annual Report to Stockholders and its Report on Form 10-K filed with the Securities and Exchange Commission. Users of financial information produced for interim periods are encouraged to refer to the footnotes contained in the Annual Report to Stockholders when reviewing interim financial results.

     In the opinion of management, the accompanying interim financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation.

(2) ACQUISITION

  Acquisition of Presidio Oil Company

     On December 23, 1996, the Company completed the acquisition of Presidio Oil Company and its subsidiaries (collectively, "Presidio"), following the issuance by the U.S. Bankruptcy Court, District of Delaware, on December 10, 1996, of an Order confirming Presidio's reorganization under Chapter 11 of the U.S. Bankruptcy Code. The purchase price was approximately $206.6 million consisting of approximately $105 million in cash, 2.71 million shares of the Company's Common Stock valued at $17.125 per share and the assumption of certain liabilities. Such amount does not include 2.64 million shares of the Company's Common Stock which were not issued due to the Company's ownership of $56.15 million principal amount of Presidio's Senior Gas Indexed Notes. The Presidio acquisition has been accounted for using the purchase method. The cash portion of the Presidio acquisition was funded by borrowings under the Company's loan agreement with its bank lender. The assets acquired consisted primarily of proved oil and gas properties and undeveloped acreage located in Wyoming, North Dakota, Oklahoma and Louisiana. The Wyoming properties are concentrated in the Green River and Powder River Basins of Wyoming.

  Pro Forma Information

     The following table presents the unaudited revenues, net income and net income per share of the Company for the six months ended June 30, 1997 and 1996 assuming that the Presidio acquisition occurred on January 1, 1996.

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------    -----------
                                                              (HISTORICAL)    (PRO FORMA)
                                                               (IN THOUSANDS, EXCEPT FOR
                                                                  PER SHARE AMOUNTS)
Revenues....................................................    $63,238         $44,955
                                                                =======         =======
Net income..................................................      7,142           3,956
                                                                =======         =======
Net income available to common shareholders.................      6,267           3,159
                                                                =======         =======
Net income per common share.................................    $   .25         $   .13
                                                                =======         =======

(3) BANK DEBT

     In September 1995, the Company entered into a bank credit agreement. The credit agreement provided for a $65 million revolving credit facility (the "credit facility") maturing in September 1998.

                        TOM BROWN, INC. AND SUBSIDIARIES

Borrowings under the credit facility are unsecured and bear interest, at the election of the Company, at a rate equal to (i) the greater of the agent bank's prime rate or the federal funds effective rate plus 1/2 of 1% or (ii) the agent bank's Eurodollar rate plus a margin ranging from .75% to 1.00%. Interest on amounts outstanding under the credit facility is due on the last day of each month in the case of loans bearing interest at the prime rate or federal funds rate and, in the case of loans bearing interest at the Eurodollar rate, interest payments are due on the last day of each applicable interest period of one, two, three or six months, as selected by the Company at the time of borrowing.

     In connection with the Presidio acquisition, on December 23, 1996, the Company and its lenders entered into a credit agreement providing for a $125 million revolving credit facility, maturing December 1999. Pursuant to this agreement, the Company repaid the existing indebtedness under the prior facility with borrowings under the new credit agreement. The terms and conditions of the new credit facility are substantially the same as the credit facility. At June 30, 1997 the outstanding balance was $90 million at an interest rate of approximately 6.7%.

     Financial covenants of the credit facility require the Company to maintain a minimum consolidated tangible net worth of not less than $226 million as of June 30, 1997. The Company is also required to maintain a ratio of (i) earnings before interest expense, state and federal taxes and depreciation, depletion and amortization to (ii) consolidated fixed charges, as defined in the credit agreement, of not less than 2.5:1. Additionally, the Company is required to maintain a ratio of consolidated debt to consolidated total capitalization of less than 0.45:1 and a current ratio of not less than 1.1:1. The Company was in compliance with all financial covenants at June 30, 1997.

(4) INCOME TAXES

     The Company has not paid Federal income taxes since March 31, 1982, due to its net operating loss carryforward, but is required to pay alternative minimum tax ("AMT"). This tax can be partially offset by an AMT net operating loss carryforward.

     Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets (liabilities) are as follows:

                                                             JUNE 30,    DECEMBER 31,
                                                               1997          1996
                                                             --------    ------------
                                                                  (IN THOUSANDS)
Net operating loss carryforwards...........................  $ 15,715      $ 18,689
Gas and oil acquisition, exploration and development costs
  deducted for tax purposes in excess of book..............   (14,414)      (14,520)
Investment tax credit carryforwards........................     2,463         2,463
Option plan compensation...................................     1,559         1,559
Other......................................................     2,591         2,309
                                                             --------      --------
  Net deferred tax asset...................................     7,914        10,500
Valuation allowance........................................    (7,845)       (7,635)
                                                             --------      --------
  Recognized net deferred tax asset........................  $     69      $  2,865
                                                             ========      ========

     A valuation allowance of approximately $7.8 million and $7.6 million at June 30, 1997 and December 31, 1996, respectively, has been provided against the Company's net deferred tax assets based on management's estimate of the recoverability of future tax benefits. The valuation allowance relates primarily to the ability to use net operating loss and investment tax credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation

                        TOM BROWN, INC. AND SUBSIDIARIES
allowance for these carryforwards, including any limitations concerning their use, and the levels of taxable income necessary for utilization. In this regard, full valuation allowances were provided for investment tax credit carryforwards. Based on its recent operating results and its expected levels of future earnings, the Company believes it will, more likely than not, generate sufficient taxable income to realize the benefit attributable to the net operating loss carryforwards for which valuation allowances were not provided. The deferred tax assets and related valuation allowance will be adjusted as future events so warrant.

     At June 30, 1997, the Company had investment tax credit carryforwards of approximately $2.5 million and net operating loss carryforwards of approximately $44.9 million. The Company currently has no liability for deferred Federal income taxes because of these net operating loss and investment tax credit carryforwards. Realization of the benefits of these carryforwards is dependent upon the Company's ability to generate taxable earnings in future periods. In addition, the availability of these carryforwards is subject to various limitations. The remainder of the carryforwards will expire between 1997 and 2004. Additionally, the Company has approximately $4.5 million of statutory depletion carryforwards and $0.9 million of AMT credit carryforwards that may be carried forward until utilized.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Tom Brown, Inc.:

     We have audited the accompanying consolidated balance sheets of Tom Brown, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tom Brown, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 28, 1997

                        TOM BROWN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 20,504    $  4,982
  Accounts receivable.......................................    33,080       7,470
  Inventories...............................................     1,374         246
  Other.....................................................       889         190
                                                              --------    --------
          Total current assets..............................    55,847      12,888
                                                              --------    --------
PROPERTY AND EQUIPMENT, AT COST:
  Gas and oil properties, successful efforts method of
     accounting.............................................   436,879     186,624
  Other.....................................................    35,216      12,056
                                                              --------    --------
          Total.............................................   472,095     198,680
  Less: Accumulated depreciation, depletion and
     amortization...........................................   124,834     112,695
                                                              --------    --------
          Net property and equipment........................   347,261      85,985
                                                              --------    --------
OTHER ASSETS:
  Investment in securities..................................        --      51,093
  Deferred income taxes, net................................     2,865      13,170
  Other assets..............................................       401       1,038
                                                              --------    --------
          Total other assets................................     3,266      65,301
                                                              --------    --------
                                                              $406,374    $164,174
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $ 25,033    $  5,979
  Accrued expenses..........................................    10,562       1,536
                                                              --------    --------
          Total current liabilities.........................    35,595       7,515
                                                              --------    --------
BANK DEBT...................................................   119,000          --
                                                              --------    --------
OTHER NON-CURRENT LIABILITIES...............................     5,643          --
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Convertible preferred stock, $.10 par value. Authorized
     2,500,000 shares; Outstanding 1,000,000 shares with a
     liquidation preference of $25,000,000..................       100          --
  Common Stock, $.10 par value. Authorized 40,000,000
     shares; Outstanding 23,898,431 shares and 20,180,902
     shares, respectively...................................     2,390       2,018
  Additional paid-in capital................................   307,631     224,889
  Accumulated deficit.......................................   (63,985)    (70,248)
                                                              --------    --------
          Total stockholders' equity........................   246,136     156,659
                                                              --------    --------
                                                              $406,374    $164,174
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996        1995        1994
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
REVENUES:
  Gas and oil sales.........................................    $40,789     $20,385     $15,792
  Marketing, gathering and processing.......................     25,122      15,572      11,876
  Gain on sales of gas and oil properties...................        267       4,402          13
  Interest income and other.................................        542         694       1,390
                                                                -------     -------     -------
          Total revenues....................................     66,720      41,053      29,071
                                                                -------     -------     -------
COSTS AND EXPENSES:
  Gas and oil production....................................      6,576       4,834       4,130
  Taxes on gas and oil production...........................      3,258       2,043       1,869
  Cost of gas sold..........................................     20,496      13,146      10,022
  Exploration costs.........................................      3,471       3,644       1,184
  Impairments of leasehold costs............................        331         582         910
  General and administrative................................      5,786       4,184       3,546
  Depreciation, depletion and amortization..................     15,140       9,994       7,288
  Writedown of properties...................................         --       8,368          --
  Interest expense..........................................        389       1,369          20
                                                                -------     -------     -------
          Total costs and expenses..........................     55,447      48,164      28,969
                                                                -------     -------     -------
          Income (loss) before income taxes.................     11,273      (7,111)        102
INCOME TAX BENEFIT (PROVISION):
  Recognition of deferred tax asset.........................         --      13,170          --
  Income tax expense........................................     (3,338)       (274)       (262)
                                                                -------     -------     -------
Net income (loss)...........................................      7,935       5,785        (160)
Preferred stock dividends...................................     (1,672)         --          --
                                                                -------     -------     -------
Net income (loss) attributable to common stock..............    $ 6,263     $ 5,785     $  (160)
                                                                =======     =======     =======
Weighted average number of common shares outstanding........     22,223      16,852      15,464
                                                                =======     =======     =======
Net income (loss) per common share..........................    $   .28     $   .34     $  (.01)
                                                                =======     =======     =======

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              ADDITIONAL                     TOTAL
                                         PREFERRED   COMMON    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                           STOCK     STOCK     CAPITAL       DEFICIT        EQUITY
                                         ---------   ------   ----------   -----------   -------------
                                                                (IN THOUSANDS)
BALANCE AS OF DECEMBER 31, 1993........    $ --      $1,544    $176,705     $(75,873)      $102,376
Stock options exercised................      --          7          304           --            311
Property acquisition...................      --          1          134           --            135
Option plan compensation...............      --         --          207           --            207
Net loss...............................      --         --           --         (160)          (160)
                                           ----      ------    --------     --------       --------
BALANCE AS OF DECEMBER 31, 1994........      --      1,552      177,350      (76,033)       102,869
Stock options exercised................      --          6          255           --            261
Common stock issuance..................      --        460       47,472           --         47,932
Stock issuance costs...................      --         --         (285)          --           (285)
Option plan compensation...............      --         --           97           --             97
Net income.............................      --         --           --        5,785          5,785
                                           ----      ------    --------     --------       --------
BALANCE AS OF DECEMBER 31, 1995........      --      2,018      224,889      (70,248)       156,659
Stock issuance for KNPC Acquisition....     100         92       36,058           --         36,250
Stock options exercised................      --          9          510           --            519
Common stock issuance for Presidio
  Acquisition..........................      --        271       46,157           --         46,428
Stock issuance costs...................      --         --           (5)          --             (5)
Option plan compensation...............      --         --           22           --             22
Net income.............................      --         --           --        6,263          6,263
                                           ----      ------    --------     --------       --------
BALANCE AS OF DECEMBER 31, 1996........    $100      $2,390    $307,631     $(63,985)      $246,136
                                           ====      ======    ========     ========       ========

          See accompanying notes to consolidated financial statements.

                        TOM BROWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1996        1995       1994
                                                            --------    --------    -------
                                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $  6,263    $  5,785    $  (160)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation, depletion and amortization.............    15,140       9,994      7,288
     Gain on sales of assets..............................      (267)     (4,402)       (53)
     Writedown of properties..............................        --       8,368         --
     Use (Recognition) of deferred tax asset..............     2,701     (13,170)        --
     Option plan compensation.............................        22          97        207
     Exploration costs....................................     3,471       3,644      1,184
     Impairments of leasehold costs.......................       331         582        910
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable.........   (15,408)        990     (1,682)
       Decrease (increase) in inventories.................        75         886       (410)
       Decrease (increase) in other current assets........       220         (12)         4
       Increase (decrease) in accounts payable and
          accrued expenses................................     9,919      (3,050)       306
       Decrease (increase) in other assets................     2,406        (922)         2
                                                            --------    --------    -------
Net cash provided by operating activities.................    24,873       8,790      7,596
                                                            --------    --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of assets...........................       593       9,044        295
  Investment in securities................................        --     (51,093)        --
  KNPC and Presidio Acquisitions..........................   (95,529)         --         --
  Capital and exploration expenditures....................   (33,929)    (28,814)   (17,558)
                                                            --------    --------    -------
Net cash used in investing activities.....................  (128,865)    (70,863)   (17,263)
                                                            --------    --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..................        --      47,932         --
  Borrowings of long-term bank debt.......................   119,000      51,000         --
  Repayments of long-term bank debt.......................        --     (51,000)        --
  Proceeds from exercise of stock options.................       519         261        311
  Stock issuance costs....................................        (5)       (285)        --
                                                            --------    --------    -------
Net cash provided by financing activities.................   119,514      47,908        311
                                                            --------    --------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......    15,522     (14,165)    (9,356)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR............     4,982      19,147     28,503
                                                            --------    --------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................  $ 20,504    $  4,982    $19,147
                                                            ========    ========    =======
Cash paid during the year for:
  Interest................................................  $    136    $  1,369    $    20
  Income taxes............................................       190          77        141

          See accompanying notes to consolidated financial statements

                        TOM BROWN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1) NATURE OF OPERATIONS

     Tom Brown, Inc and its wholly-owned subsidiaries ("the Company") is an independent energy company engaged in the domestic exploration for, and the acquisition, development, marketing, production and sale of, natural gas and crude oil. The Company's industry segments are (i) the exploration for, and the acquisition, development and production of, natural gas and crude oil, and (ii) the marketing, gathering and processing of natural gas, primarily through Wildhorse Energy Partners, L.L.C. ("Wildhorse"). All of the Company's operations are conducted in the United States. The Company's operations are presently focused in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Val Verde Basin of west Texas and the Permian Basin of west Texas and southeastern New Mexico. The Company also, to a lesser extent, conducts exploration and development activities in other areas of the continental United States.

     Substantially all of the Company's production is sold under market-sensitive contracts. The Company's revenue, profitability and future rate of growth are substantially dependent upon the price of, and demand for, oil, natural gas and natural gas liquids. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in their supply and demand as well as market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in foreign countries, the foreign supply of natural gas and oil and the price of foreign imports and overall economic conditions. The Company is affected more by fluctuations in natural gas prices than oil prices because a majority of its production (84 percent in 1996 on a volumetric equivalent basis) was natural gas.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation and Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company. The Company's proportionate share of assets, liabilities, revenues and expenses associated with certain interests in gas and oil partnerships and the Company's 45% ownership in Wildhorse are consolidated within the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to amounts reported on previous years to conform to the 1996 presentation.

  Inventories

     Inventories consist of pipe and other production equipment. Inventories are stated at the lower of cost (principally first-in, first-out) or estimated net realizable value.

  Property and Equipment

     The Company accounts for its natural gas and crude oil exploration and development activities under the successful efforts method of accounting. Under such method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Gas and oil lease acquisition costs are also capitalized. Exploration costs, including geological and geophysical expenses and delay rentals for gas and oil leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.

                        TOM BROWN, INC. AND SUBSIDIARIES

     Maintenance and repairs are charged to expense; renewals and betterments are capitalized to the appropriate property and equipment accounts. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

     Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis and any impairment in value is charged to expense. Unproved properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the related costs are transferred to proved gas and oil properties.

     During 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets . . ." ("SFAS 121"). SFAS 121 generally requires a separate assessment for potential impairment of each of the Company's producing property cost centers, in contrast to the Company's prior policy of evaluating the producing property accounts for impairment in total. As a result, the Company recorded an $8.4 million non-cash charge during 1995 which reduced the carrying value of certain of the Company's non-core properties to their estimated fair values.

     The provision for depreciation, depletion and amortization of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Included in such calculations are estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

     Other property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives.

  Natural Gas Revenues

     The Company utilizes the accrual method of accounting for natural gas revenues whereby revenues are recognized as the Company's entitlement share of gas is produced based on its working interests in the properties. The Company records a receivable (payable) to the extent it receives less (more) than its proportionate share of gas revenues. At December 31, 1996, the Company had net gas balancing liabilities of approximately $3,427,000 associated with approximately 2.1 billion cubic feet ("Bcf") of gas.

  Income Taxes

     The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax laws or tax rates is recognized in income in the period such changes are enacted.

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" had no effect on the Company's results of operations but pro forma disclosure is

                        TOM BROWN, INC. AND SUBSIDIARIES
made of the effect on Net Income had the accounting recommended by SFAS No. 123 been implemented (See Note 7) in 1996.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve volumes and the related present value of estimated future net revenues to be received therefrom (see Note 13), as well as the valuation allowance for deferred taxes (see Note
5).

  Net Income (Loss) Per Common Share

     Net income per common share for the years 1996 and 1995 was calculated based on the weighted average number of common shares and common equivalent shares outstanding. For fiscal years prior to 1995, common stock equivalents were antidilutive for purposes of calculating the net loss per common share.

  Consolidated Statements of Cash Flows

     The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. During the year ended December 31, 1996 the Company (i) issued 1.0 million shares of Preferred Stock and .9 million shares of Common Stock in connection with the KNPC Acquisition (see Note 3), and
(ii) issued 2.71 million shares of the Company's Common Stock and converted its $51 million investment in Presidio GINs, purchased in June 1995, into equity ownership, both in connection with the Presidio Acquisition (see Note 3). Insofar as such transactions are non-cash, they are not reflected in the Consolidated Statements of Cash Flows.

(3) ACQUISITIONS AND DIVESTITURES

  Acquisition of KN Production Company

     Pursuant to a letter of intent entered into in December 1995, the Company and KN Energy, Inc. ("KNE") closed certain transactions on January 31, 1996 which resulted in (i) the Company's acquisition of all of the issued and outstanding stock of KN Production Company ("KNPC"), a wholly owned subsidiary of KNE, and (ii) Wildhorse being formed by the Company and KNE for the purpose of providing gas gathering, processing, marketing, field and storage services, (collectively the "KNPC Acquisition"). The price paid to KNE in connection with the KNPC Acquisition was determined to be $36.25 million, of which $25 million was paid in the form of 1,000,000 shares of the Company's $1.75 Convertible Preferred Stock, Series A (the "Preferred Stock") and the remaining $11,250,000 was paid in the form of 918,367 shares of the Company's Common Stock, based on a price per share of $12.25. The KNPC Acquisition has been recorded under the purchase method of accounting.

     As a result of the KNPC Acquisition, the Company acquired interests in 624 gross producing wells in Colorado and Wyoming, of which the Company became operator of 308. The properties acquired by the Company include approximately 243,000 net undeveloped acres in Colorado, Wyoming, Kansas and Nebraska and approximately 64,000 net developed acres located in Colorado and Wyoming.

                        TOM BROWN, INC. AND SUBSIDIARIES

     An integral part of the KNPC Acquisition was the formation of Wildhorse, which is owned fifty-five percent (55%) by KNE and forty-five percent (45%) by the Company. The business and affairs of Wildhorse are managed by KNE under the direction of an operating team consisting of two representatives appointed by the Company and two representatives appointed by KNE. The Company dedicated a significant amount of its Rocky Mountain gas reserves to Wildhorse and KNE contributed gas marketing contracts. The Company also acquired a natural gas storage facility in western Colorado which was simultaneously contributed to Wildhorse.

     The principal purpose of Wildhorse is to provide for the furnishing of services related to natural gas, natural gas liquids and other natural gas products, including gathering, processing and storage services, marketing services and field services.

  Acquisition of Presidio Oil Company

     On December 23, 1996, the Company completed the acquisition of Presidio Oil Company and its subsidiaries (collectively, "Presidio"), following the issuance by the U.S. Bankruptcy Court, District of Delaware, on December 10, 1996, of an Order confirming Presidio's reorganization under Chapter 11 of the U.S. Bankruptcy Code. The purchase price was approximately $206.6 million consisting of approximately $105 million in cash and 2.71 million shares of the Company's Common Stock valued at $17.125 per share, including the assumption of certain liabilities. Such amount does not include 2.64 million shares of the Company's Common Stock which were not issued due to the Company's ownership of $56.15 million principal amount of Presidio's Senior Gas Indexed Notes (the "GINs"). The GINs were purchased in June 1995 for approximately $51 million as a strategic part of the Company's efforts to acquire Presidio Oil Company. The Presidio Acquisition has been accounted for using the purchase method. The cash portion of the Presidio Acquisition was funded by borrowings under the Company's loan agreement with its bank lender. The assets acquired consist primarily of proved oil and gas properties and undeveloped acreage located in Wyoming, North Dakota, Oklahoma and Louisiana. The Wyoming properties are concentrated in the Green River and Powder River Basins of Wyoming.

  Pro Forma Information

     The following table presents the unaudited pro forma revenues, net income and net income per share of the Company for the years ended December 31, 1996 and 1995 assuming that the KNPC Acquisition and the Presidio Acquisition both occurred on January 1, 1995.

                                                                     YEARS ENDED
                                                              -------------------------
                                                                 1996           1995
                                                              -----------    ----------
                                                              (IN THOUSANDS, EXCEPT FOR
                                                                 PER SHARE AMOUNTS)
Revenues....................................................     $106,009       $84,821
                                                                 ========       =======
Net income..................................................        8,184         5,026
                                                                 ========       =======
Net income available to common shareholders.................        6,512         3,276
                                                                 ========       =======
Net income per common share.................................          .26           .13
                                                                 ========       =======

  Sale of Arkoma Assets

     In September 1995, the Company sold its properties in the Arkoma Basin in western Arkansas for $9.0 million. As a result of this sale, the Company realized an after-tax book gain of $3.0 million.

                        TOM BROWN, INC. AND SUBSIDIARIES

Proceeds from the sale of these properties were used to repay a portion of the Company's outstanding indebtedness under its Credit Facility.

(4) BANK DEBT

     In September 1995, the Company entered into a bank credit agreement. The credit agreement provided for a $65 million revolving credit facility (the "Credit Facility") maturing in September 1998. Borrowings under the Credit Facility are unsecured and bear interest, at the election of the Company, at a rate equal to (i) the greater of the agent bank's prime rate or the federal funds effective rate plus 1/2 of 1% or (ii) the agent bank's Eurodollar rate plus a margin ranging from .75% to 1.00%. Interest on amounts outstanding under the Credit Facility is due on the last day of each month in the case of loans bearing interest at the prime rate or federal funds rate and, in the case of loans bearing interest at the Eurodollar rate, interest payments are due on the last day of each applicable interest period of one, two, three or six months, as selected by the Company at the time of borrowing.

     On November 13, 1995, the Company repaid the $51 million outstanding under the Credit Facility primarily with funds generated from the Company's public stock offering (see Note 6). At December 31, 1995, there was no outstanding balance under the Credit Facility.

     In connection with the Presidio Acquisition, on December 23, 1996, the Company and its lenders entered into a Credit Agreement providing for a $125 million revolving credit facility, maturing December 1999. Pursuant to this agreement, the Company repaid the existing indebtedness under the prior facility with borrowings under the new Credit Agreement. The terms and conditions of the new Credit Facility are substantially the same as the Credit Facility. At December 31, 1996, the outstanding balance was $119 million at an interest rate of 8.25%.

     Financial covenants of the Credit Facility require the Company to maintain a minimum consolidated tangible net worth of not less than $223 million as of December 31, 1996. The Company is also required to maintain a ratio of (i) earnings before interest expense, state and federal taxes and depreciation, depletion and amortization to (ii) consolidated fixed charges, as defined in the credit agreement, of not less than 2.5:1. Additionally, the Company is required to maintain a ratio of consolidated debt to consolidated total capitalization of less than 0.45:1 and a current ratio of not less than 1.1:1. The Company was in compliance with all financial covenants at December 31, 1996.

(5) INCOME TAXES

     The Company has not paid Federal income taxes due to its net operating loss carryforward, but is required to pay alternative minimum tax ("AMT"). This tax can be partially offset by an AMT net operating loss carryforward.

                        TOM BROWN, INC. AND SUBSIDIARIES

     A U.S. Federal statutory rate applied to the Company's income (loss) before income taxes of 35% in 1996 and 34% in 1995 and 1994 was used in the following reconciliation of the Company's effective income tax expense:

                                                          YEARS ENDED DECEMBER 31,
                                                         --------------------------
                                                          1996      1995      1994
                                                         ------    -------    -----
                                                               (IN THOUSANDS)
Federal income tax provision (benefit) at statutory
  rate.................................................  $3,946    $(2,418)   $  35
Utilization of net operating loss carryforward.........      --         --     (105)
Adjustment to valuation allowance......................    (596)     2,357       --
Other..................................................    (583)        33       70
                                                         ------    -------    -----
                                                          2,767        (28)      --
AMT provision..........................................     290        105       24
State income and franchise taxes.......................     281        197      238
                                                         ------    -------    -----
Income tax expense.....................................  $3,338    $   274    $ 262
                                                         ======    =======    =====

     The significant components which give rise to the Company's deferred tax assets (liabilities) are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
Net operating loss carryforwards............................  $ 18,689    $ 23,070
Gas and oil acquisition, exploration and development costs
  deducted for tax purposes in excess of book...............   (14,520)     (8,074)
Investment tax credit carryforwards.........................     2,463       4,813
Option plan compensation....................................     1,559       1,507
Other.......................................................     2,309       2,435
                                                              --------    --------
  Net deferred tax asset....................................    10,500      23,751
Valuation allowance.........................................    (7,635)    (10,581)
                                                              --------    --------
  Recognized net deferred tax asset.........................  $  2,865    $ 13,170
                                                              ========    ========

     A valuation allowance of approximately $7.6 million and $10.6 million at December 31, 1996 and 1995, respectively, has been provided against the Company's net deferred tax assets based on management's estimate of the recoverability of future tax benefits. The valuation allowance relates primarily to the ability to use net operating loss and investment tax credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation allowance for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. In this regard, full valuation allowances were provided for investment tax credit carryforwards. Based on its recent operating results and its expected levels of future earnings, the Company believes it will, more likely than not, generate sufficient taxable income to realize the benefit attributable to the net operating loss carryforwards for which valuation allowances were not provided.

     At December 31, 1996, the Company had investment tax credit carryforwards of approximately $2.5 million and net operating loss carryforwards of approximately $53.4 million. The Company currently has no liability for deferred Federal income taxes because of these net operating loss and investment tax credit carryforwards. Realization of the benefits of these carryforwards is dependent upon the Company's ability to generate taxable earnings in future periods. In addition, the availability

                        TOM BROWN, INC. AND SUBSIDIARIES
of these carryforwards is subject to various limitations. The remainder of the carryforwards will expire between 1997 and 2004. Additionally, the Company has approximately $3.9 million of statutory depletion carryforwards and $0.4 million of AMT credit carryforwards that may be carried forward until utilized.

(6) STOCKHOLDERS' EQUITY

  Common Stock

     The Company's Common Stock is $.10 par value per share. There are 40,000,000 authorized shares of Common Stock of which 23,898,431 shares and 20,180,902 shares were outstanding as of December 31, 1996 and 1995, respectively.

     In November 1995, the Company sold 4,600,000 of Common Stock in a public offering. The net proceeds of such offering totaled approximately $47.7 million and were used to repay indebtedness outstanding under the Credit Facility.

     The Company issued 918,367 shares of Common Stock in January 1996 in connection with the KNPC Acquisition and 2.71 million shares of Common Stock in December 1996 in connection with the Presidio Acquisition (See Note 3).

  Rights Plan

     On March 1, 1991, the Board of Directors adopted a Rights Plan designed to help assure that all stockholders receive fair and equal treatment in the event of a hostile attempt to take over the Company, and to help guard against abusive takeover tactics. The Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was distributed on March 15, 1991 to the shareholders of record on that date. Each Right entitles the registered holder to purchase, for the $20 per share exercise price, shares of Common Stock or other securities of the Company (or, under certain circumstances, of the acquiring person) worth twice the per share exercise price of the Right.

     The Rights will be exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the Common Stock. The date on which the above occurs is to be known as the ("Distribution Date"). The Rights will expire on March 15, 2001, unless extended or redeemed earlier by the Company.

     At the time the Rights dividend was declared, the Board of Directors further authorized the issuance of one Right with respect to each share of the Company's Common Stock that shall become outstanding between March 15, 1991 and the earlier of the Distribution Date or the expiration or redemption of the Rights. Until the Distribution Date occurs, the certificates representing shares of the Company's Common Stock also evidence the Rights. Following the Distribution Date, the Rights will be evidenced by separate certificates.

     The provisions described above may tend to deter any potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of the Company's Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

                        TOM BROWN, INC. AND SUBSIDIARIES

  Preferred Stock

     In January 1996, in connection with the KNPC acquisition, (see Note 3) the Company issued 1,000,000 shares of its $1.75 Convertible Preferred Stock, Series A (the "Preferred Stock"). There are 2,500,000 shares of Preferred Stock authorized.

     As the holder of the Preferred Stock, KNE is entitled to receive cumulative dividends at the annual rate of $1.75 per share, payable in cash quarterly on the fifteenth day of March, June, September and December in each year. If full cumulative dividends on the Preferred Stock have not been declared and paid or set apart for payment, the Company may not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or retirement of, the Company's Common Stock, or any other stock of the Company ranking junior to the Preferred Stock as to payment of dividends or distribution of assets on liquidation, dissolution or winding up of the Company (other than, in the case of dividends or distributions, dividends or distributions paid in shares of Common Stock or such other junior ranking stock).

     The Company has the option, at any time beginning on or after March 15, 2001, to redeem all or any part of the outstanding shares of Preferred Stock at the redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends on such shares of Preferred Stock to the date of redemption.

     Upon the occurrence of a change of control of the Company, KNE, as the holder of the Preferred Stock, has the right to cause the Preferred Stock to be redeemed by the Company, in whole or in part, at the redemption price of $25.50 per share, plus all accrued and unpaid dividends. Generally, for purposes of the Preferred Stock, a "change of control" is any situation in which a majority of the Board of Directors of the Company changes within a period of twelve months or a new person or group of persons becomes in "control" of the Company, within the meaning of rules of the Securities and Exchange Commission.

     Each share of the Preferred Stock is convertible at the option of the holder thereof, at any time and from time to time prior to the redemption of such share, into fully paid and nonassessable shares of Common Stock of the Company at the initial conversion rate of 1.6660 shares of Common Stock for each share of Preferred Stock, subject to customary adjustments.

     The Preferred Stock is exchangeable, in whole or in part, at the option of the Company on any dividend payment date at any time on or after March 15, 1999, and prior to March 15, 2001, for shares of Common Stock at the exchange rate of
1.666 shares of Common Stock for each share of Preferred Stock; provided that
(i) on or prior to the date of exchange, the Company shall have declared and paid or set apart for payment to the holders of Preferred Stock all accumulated and unpaid dividends to the date of exchange, and (ii) the current market price of the Common Stock is above $18.375 (the "Threshold Price"). The exchange rate is subject to adjustment in the same manner and under the same circumstances as the conversion rate is subject to adjustment, and the Threshold Price is also subject to adjustment in the same manner and under the same circumstances.

     Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, the amount of $25.00 per share plus an amount equal to all dividends on such shares (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution, before any payment or distribution may be made on the Common Stock or on any class of stock ranking junior to the Preferred Stock with respect to distributions upon dissolution, liquidation or winding up.

                        TOM BROWN, INC. AND SUBSIDIARIES

     If at any time dividends payable on the Preferred Stock are in arrears and unpaid in an amount equal to or exceeding the amount of dividends payable thereon for four quarterly dividend periods, the total number of Directors on the Company's Board of Directors will be limited to a maximum of nine and the holders of the outstanding Preferred Stock will have the exclusive right, voting separately as a class without regard to series, to designate a special class of two Directors of the Company (the "Special Directors") at the next annual or special meeting of stockholders of the Company irrespective of whether such meeting otherwise would involve the election of directors, and the membership of the Board of Directors of the Company shall be increased by the number of the Special Directors so designated. Such right of the holders of Preferred Stock to designate Special Directors continues until all dividends accumulated and payable on the Preferred Stock have been paid in full, at which time such right to designate Special Directors terminates, subject to re-vesting in the event of a subsequent dividend payment arrearage.

     In exercising the right to designate Special Directors or when otherwise granted voting rights by operation of law, each share of Preferred Stock shall be entitled to one vote, except as described below.

     For so long as KNE owns 80% or more of the voting power of the securities of the Company issued pursuant to the KNPC Acquisition, KNE has the right to elect a special class of two Directors to the Board of Directors of the Company, and for so long as KNE owns securities of the Company issued pursuant to the KNPC Acquisition possessing less than 80% of the voting power of the securities of the Company issued pursuant to the KNPC Acquisition, but more than 30% of such voting power, KNE has the right to elect a special class of one Director to the Board of Directors of the Company.

     The holders of the Preferred Stock are entitled to vote on all matters upon which holders of the Company's Common Stock have the right to vote. In such voting, each share of Preferred Stock is entitled to a number of votes per share equivalent to the number of shares of Common Stock issuable upon conversion of the Preferred Stock and shall vote together with the holders of the outstanding shares of the Company's Common Stock as if a part of that class.

(7) BENEFIT PLANS

  1986 Grant

     The Company granted nonqualified stock options to certain key officers and employees for various terms and at prices not less than the market value of the shares at the date of the grant. The exercise prices of the options granted, which originally were set at prices ranging from $5.682 per share to $7.50 per share, were reduced effective September 4, 1991 to $4.00 per share, the market value at that date. The options expire ten years from the date of grant.

  1989 Plan

     On September 28, 1990, shareholders approved the Company's 1989 Stock Option Plan (the "1989 Plan"). The aggregate number of shares of Common Stock that may be issued under the 1989 Plan is 1,400,000 shares. The exercise price of the options granted to employees and employee directors prior to 1991, which was originally set at $5.25 per share, was reduced effective September 4, 1991 to $4.00 per share, the market value at that date. The options expire ten years from the date of grant.

                        TOM BROWN, INC. AND SUBSIDIARIES

  1993 Plan

     In May 1990 and March 1992, the Board of Directors adopted the 1990 Phantom Stock Option Plan and the 1992 Phantom Stock Option Plan for Non-employee Directors (the "Phantom Plans").

     In February 1993, the Board of Directors adopted the Company's 1993 Stock Option Plan (the "1993 Plan"). The 1993 Plan provides for issuance of options to certain employees and directors to purchase shares of Common Stock. In May 1996, the Board of Directors increased the aggregate number of shares of Common Stock that may be issued under the 1993 Plan is 800,000 shares. The exercise price, vesting and duration of the options may vary and will be determined at the time of issuance. Also, in connection with the 1993 Plan, employees and directors who were granted units pursuant to the Phantom Plans surrendered those units for a like number of options under the 1993 Plan at the surrendered units' exercise prices.

     A summary of the status of the plans described above, as of the dates indicated, and the changes during the years then ended, is presented in the table and narrative below:

                                                           DECEMBER 31,
                                        ---------------------------------------------------
                                             1996              1995              1994
                                        ---------------   ---------------   ---------------
                                                  WTD.              WTD.              WTD.
                                        SHARES    AVG.    SHARES    AVG.    SHARES    AVG.
                                        UNDER    EXER.    UNDER    EXER.    UNDER    EXER.
                                        OPTION   PRICE    OPTION   PRICE    OPTION   PRICE
                                        ------   ------   ------   ------   ------   ------
                                                       (SHARES IN THOUSANDS)
Outstanding, beginning of year........  1,525    $ 8.72   1,120    $ 6.51   1,099    $ 6.17
Granted...............................    673     15.70     470     12.96      88     11.75
Exercised.............................    (88)     5.89     (60)     4.41     (67)     4.65
Forfeited.............................      0                (5)     3.86       0
                                        -----             -----             -----
Outstanding, end of year..............  2,110     11.06   1,525      8.72   1,120      6.51
                                        =====             =====             =====
Exercisable, end of year..............  1,457      8.99   1,309      8.28     893      5.71
                                        =====             =====             =====
Available for grant, end of year......     31               429               495
                                        =====             =====             =====

     The weighted average fair value of options granted during the years ended December 31, 1996 and 1995 was $9.19 and $6.71, respectively. The fair value of each option is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: (i) risk-free interest rates of 6.35 and
7.59 percent; (ii) expected lives of seven years, (iii) expected volatility of
45.4 and 46.9 percent, and (iv) no dividend yields.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                 -------------------------------------   -----------------------
                 NO. OF SHS.    WTD. AVG.                NO. OF SHS.
   RANGE OF         UNDER       REMAINING    WTD. AVG.      UNDER      WTD. AVG.
   EXERCISE      OUTSTANDING   CONTRACTUAL   EXERCISE    EXERCISABLE   EXERCISE
    PRICES         OPTIONS        LIFE         PRICE       OPTIONS       PRICE
   --------      -----------   -----------   ---------   -----------   ---------
                                      (SHARES IN THOUSANDS)
$ 3.810- 7.620        699         4.51        $ 4.26          694       $ 4.23
 11.125-13.320        493         8.74         12.16          418        12.09
 14.687-18.875        918         9.20         15.66          345        14.82
                    -----                                   -----
                    2,110         7.54         11.06        1,457         8.99
                    =====                                   =====

                        TOM BROWN, INC. AND SUBSIDIARIES

     The Company accounts for its stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations, under which no compensation cost has been recognized for the stock option plans. Alternatively, if compensation costs for these plans had been determined in accordance with SFAS No. 123 ("SFAS 123"), the Company's net income and net income per share would approximate the following pro forma amounts:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996          1995
                                                              --------      --------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Net Income
  As Reported...............................................    $6,263        $5,785
  Pro Forma.................................................     4,729         5,105
Net Income per Common Share:
  As Reported...............................................    $ 0.28        $ 0.34
  Pro Forma.................................................      0.21          0.30

     The pro forma amounts shown above may not be representative of future results because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995.

  Profit Sharing, ESOP and KSOP Plans

     Effective April 1, 1985, the Company adopted a profit sharing plan (the "Profit Sharing Plan") for the benefit of all employees. Under the Profit Sharing Plan, the Company may contribute to a trust either stock or cash in such amounts as it may, from time to time, deem advisable. The Company contributed $30,000 for 1995 to the Profit Sharing Plan. The Company did not make a contribution to the Profit Sharing Plan for year 1994.

     Effective April 1, 1986, the Company adopted an employee stock ownership plan (the "ESOP") for the benefit of all employees. Under the ESOP, the Company may contribute cash or the Company's Common Stock to a trust in such amounts as the Company deems advisable. The Company contributed $30,000 and $60,000 to the trust for 1995 and 1994, respectively, for the purchase by the trust of 2,110 and 4,750 shares of Common Stock.

     Effective April 1, 1990, the Profit Sharing Plan was amended to provide for voluntary employee contributions under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Profit Sharing Plan was further amended to provide employees with the ability to give direct investment instructions to the Profit Sharing Trustee for amounts held for their benefit.

     Effective January 1, 1996 the Company adopted the KSOP ("KSOP")which is a merger of the ESOP and the Profit Sharing Plan which contains 401(k) profit sharing plan and employer stock ownership plan provisions for the benefit of those persons who qualify as participants. The Company contributed $100,000 to the KSOP for 1996.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of financial instruments. The carrying values of trade receivables and trade payables included in the accompanying Consolidated Balance Sheets approximated market value at December 31, 1996 and 1995.

                        TOM BROWN, INC. AND SUBSIDIARIES

  Cash and Cash Equivalents

     The carrying amounts approximated fair value due to the short maturity of these instruments.

  Investments

     At December 31, 1995, there was no quoted price for the Presidio GINs. Consequently, the Company was unable to estimate the fair value of the GINs; therefore, they remained valued at the Company's purchase price.

  Bank Debt

     The carrying value approximates fair value because the interest rate is variable and is reflective of current market conditions.

(9) RELATED PARTIES AND SIGNIFICANT CUSTOMERS

     Certain of the Company's officers and directors participate (either individually or indirectly through various entities) with the Company and other unrelated investors in the drilling, development and operation of gas and oil properties. Related party transactions are non-interest bearing and are settled in the normal course of business with terms which, in management's opinion, are similar to those with other joint owners.

     The Company has engaged from time to time two law firms, one of whose partner serves as a director and one of whose partner serves as an officer. The amounts paid to each of these firms for the years ended December 31, 1996, 1995 and 1994 were $56,000 and $268,000; $103,000 and $159,000; and $37,000 and
$70,000, respectively. The Company also paid $74,000, $35,000, and $35,000 during the years ended December 31, 1996, 1995 and 1994, respectively, to a consulting firm which has a partner who serves as a director of the Company.

     The Company participates in exploration activity with a partnership, one of whose partner is a director of the Company. During the years ended December 31, 1996, 1995, and 1994 the Company billed $239,000, $153,000 and $6,000, respectively to such partnership for their share of certain leasehold costs.

     In addition, certain officers and directors of the Company are directors of a former subsidiary. The Company and the former subsidiary make available to each other certain personnel, office services and records with each party being reimbursed for costs and expenses incurred in connection therewith. During the years ended December 31, 1996, 1995 and 1994, the Company charged the former subsidiary approximately $75,000, $70,000 and $64,000, respectively, for such services. The former subsidiary performs drilling services on certain wells operated by the Company and charged approximately $42,000, $934,000 and $1,322,000 for such services during the years ended December 31, 1996, 1995 and 1994, respectively. In management's opinion, the above described transactions and services were provided on the same terms as could be obtained from non-related sources.

     Gas and oil sales to three purchasers, Coastal Oil and Gas, Conoco, Inc. and KN Gas Marketing, Inc., accounted for 15%, 14% and 13%, respectively, of gas and oil sales and marketing, gathering and processing revenues for the year ended December 31, 1996 and 14%, 25% and 12%, respectively, for the year ended December 31, 1995. For the year ended December 31, 1994, Montana-Dakota Utilities Co. and KN Gas Marketing, Inc. accounted for 13% and 12%, respectively, of gas and oil sales and marketing, gathering and processing revenues. Because there are

                        TOM BROWN, INC. AND SUBSIDIARIES
numerous other parties available to purchase the Company's production, the Company believes the loss of these purchasers would not materially affect its ability to sell natural gas or crude oil.

  Concentration of Credit Risk

     The Company's revenues are derived principally from uncollateralized sales to customers in the gas and oil industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on such receivables.

(10) SEGMENT INFORMATION

     The Company operates in two reportable segments: (i) gas and oil exploration and development and (ii) marketing, gathering and processing. The segment results are presented in the following schedule:

                                              GAS & OIL    MARKETING,
                                             EXPLORATION   GATHERING
                                                  &            &        INTERCOMPANY
                                             DEVELOPMENT   PROCESSING   SALES & OTHER    TOTAL
                                             -----------   ----------   -------------   --------
                                                               (IN THOUSANDS)
Year ended December 31, 1996
  Assets...................................   $393,697      $14,923        $(2,246)     $406,374
  Revenues.................................     41,598       29,476         (4,354)       66,720
  Income before taxes......................      7,417        3,856             --        11,273
  Capital expenditures.....................    256,054       24,550             --       280,604
  Depreciation and amortization............     13,762        1,378             --        15,140

Year ended December 31, 1995
  Assets...................................   $157,928      $ 6,246        $    --      $164,174
  Revenues.................................     25,385       19,696         (4,028)       41,053
  Income (loss) before taxes...............     (9,060)       1,949             --        (7,111)
  Capital expenditures.....................     24,809        1,203             --        26,012
  Depreciation and amortization............      9,785          209             --         9,994

Year ended December 31, 1994
  Assets...................................   $106,144      $ 8,948        $    --      $115,092
  Revenues.................................     15,792       16,554         (3,275)       29,071
  Income (loss) before taxes...............     (1,414)       1,516             --           102
  Capital expenditures.....................     22,359          651             --        23,010
  Depreciation and amortization............      7,119          169             --         7,288

(11) COMMITMENTS AND CONTINGENCIES

     The Company's operations are subject to numerous Federal and state government regulations which may give rise to claims against the Company. In addition, the Company is a defendant in various lawsuits generally incidental to its business. The Company does not believe that the ultimate resolution of such litigation will have a material adverse effect on the Company's financial position or results of operations.

                        TOM BROWN, INC. AND SUBSIDIARIES

  Lease Commitments

     At December 31, 1996, the Company had long-term leases covering certain of its facilities and equipment. The minimum rental commitments under non-cancelable operating leases with lease terms in excess of one year are approximately $562,000, $132,000 and $75,000 for 1997, 1998 and 1999,
respectively. Total rental expense incurred for the years ended December 31, 1996, 1995 and 1994 was approximately $394,000, $262,000 and $245,000, respectively, all of which represented minimum rentals under non-cancelable operating leases.

  Firm Transportation Commitments

     As of December 31, 1996, Wildhorse had entered into several contracts for firm transportation on interstate pipelines. Based upon current rates and using the Company's forty-five percent (45%) ownership in Wildhorse, the Company's obligation for such firm transportation for the next five years and thereafter is as follows:

                                                          COMMITMENT
              YEARS ENDING DECEMBER 31,                     AMOUNT
              -------------------------                 --------------
                                                        (IN THOUSANDS)
       1997...........................................     $ 2,812
       1998...........................................       4,866
       1999...........................................       4,851
       2000...........................................       4,778
       2001...........................................       4,531
       Thereafter.....................................       7,490
                                                           -------
                                                           $29,328
                                                           =======

  Environmental Matters

     A wholly-owned subsidiary of the Company is a party to an environmental cleanup proceeding. The subsidiary's share of the estimated cleanup costs were accrued in the consolidated financial statements at December 31, 1994. Based on the amount of remediation costs estimated for this site and the Company's de minimis contribution, if any, the Company believes that the outcome of this proceeding will not have a material adverse effect on its financial position or results of operations.

                        TOM BROWN, INC. AND SUBSIDIARIES

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            FIRST    SECOND     THIRD    FOURTH
                                           QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                           -------   -------   -------   -------   -------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Year ended December 31, 1996
  Revenues...............................  $13,205   $14,071   $14,773   $24,671   $66,720
  Gross profit(1)........................    7,300     7,999     6,407    13,875   $35,581
  Net income.............................      870     1,012       122     4,259   $ 6,263
  Net income per common share(3).........      .04       .05       .01       .19   $   .28
Year ended December 31, 1995
  Revenues...............................  $ 9,428   $ 9,162   $12,082   $10,381   $41,053
  Gross profit(1)........................    3,814     4,101     3,765     4,254   $15,934
  Net income (loss)(2)...................    4,530       273     1,500      (518)  $ 5,785
  Net income (loss) per common
     share(3)............................      .28       .02       .09      (.03)  $   .34

---------------

(1) Gross Profit is computed as the excess of gas and oil revenues over operating expenses. Operating expenses are those associated directly with gas and oil revenues and include lease operations, gas and oil related taxes and other expenses.

(2) Net income for the quarter ended March 31, 1995 includes the recognition of deferred tax assets of $13,967,000 offset by an $8,368,000 charge against earnings related to the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets". see Note 2.

(3) The sum of the individual quarterly net income (loss) per share may not agree with year-to-date net income (loss) per share as each period's computation is based on the weighted average number of common shares outstanding during the period.

(13) SUPPLEMENTAL INFORMATION RELATED TO GAS AND OIL ACTIVITIES (UNAUDITED)

     The following tables set forth certain historical costs and operating information related to the Company's gas and oil producing activities:

                        TOM BROWN, INC. AND SUBSIDIARIES

  Capitalized Costs and Costs Incurred

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1996        1995        1994
                                                 ---------   ---------   ---------
                                                          (IN THOUSANDS)
Capitalized costs
  Proved gas and oil properties................  $ 392,192   $ 184,424   $ 212,218
  Unproved gas and oil properties..............     44,687       2,200       2,233
                                                 ---------   ---------   ---------
          Total gas and oil properties.........    436,879     186,624     214,451
  Less: Accumulated depreciation, depletion and
     amortization..............................   (118,635)   (105,442)   (132,512)
                                                 ---------   ---------   ---------
          Net capitalized costs................  $ 318,244   $  81,182   $  81,939
                                                 =========   =========   =========

                                                      YEARS ENDED DECEMBER 31,
                                                 ----------------------------------
                                                   1996         1995         1994
                                                 --------      -------      -------
                                                           (IN THOUSANDS)
Costs incurred
  Proved property acquisition costs............  $194,869      $    44      $   256
  Unproved property acquisition costs..........    42,877          657        1,498
  Exploration costs............................     3,471        3,144        3,177
  Development costs............................    13,177       21,747       17,797
                                                 --------      -------      -------
          Total................................  $254,394      $25,592      $22,728
                                                 ========      =======      =======

  Gas and Oil Reserve Information (Unaudited)

     The following summarizes the policies used by the Company in preparing the accompanying gas and oil reserve disclosures, Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas and Oil Reserves and reconciliation of such standardized measure between years.

     Estimates of proved and proved developed reserves at December 31, 1996, 1995 and 1994 were principally prepared by independent petroleum consultants. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can be recovered through existing wells with existing equipment and operating methods. All of the Company's gas and oil reserves are located in the United States.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

     1. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year end economic conditions.

     2. The estimated future cash flows from proved reserves were determined based on year end prices, except in those instances where fixed and determinable price escalations are included in existing contracts.

     3. The future cash flows are reduced by estimated production costs and costs to develop and produce the proved reserves, all based on year end economic conditions and by the estimated effect of future income taxes based on the then-enacted tax law, the Company's tax basis in its proved

                        TOM BROWN, INC. AND SUBSIDIARIES
gas and oil properties and the effect of net operating loss, investment tax credit and other carryforwards.

     The standardized measure of discounted future net cash flows does not purport to present, nor should it be interpreted to present, the fair value of the Company's gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

  Quantities of Gas and Oil Reserves (Unaudited)

     The following table presents estimates of the Company's net proved and proved developed natural gas and oil reserves (including natural gas liquids).

                                                              RESERVE QUANTITIES
                                                              ------------------
                                                                GAS        OIL
                                                              (MMCF)     (MBBLS)
                                                              -------    -------
Proved reserves:
  Estimated reserves at December 31, 1993...................  130,995      3,300
     Revisions of previous estimates........................   (4,582)      (288)
     Purchase of minerals in place..........................      659         19
     Extensions and discoveries.............................   60,593      1,775
     Sales of minerals in place.............................     (128)        (8)
     Production.............................................   (7,231)      (276)
                                                              -------    -------
  Estimated reserves at December 31, 1994...................  180,306      4,522
     Revisions of previous estimates........................  (11,071)      (476)
     Purchase of minerals in place..........................       --         --
     Extensions and discoveries.............................   12,065        455
     Sales of minerals in place.............................   (7,412)       (46)
     Production.............................................  (10,585)      (387)
                                                              -------    -------
  Estimated reserves at December 31, 1995...................  163,303      4,068
     Revisions of previous estimates........................   10,249       (471)
     Purchase of minerals in place..........................  174,185      6,278
     Extensions and discoveries.............................   28,192      2,976
     Production.............................................  (16,762)      (545)
                                                              -------    -------
  Estimated reserves at December 31, 1996...................  359,167     12,306
                                                              =======    =======
Proved developed reserves:
     December 31, 1993......................................   86,153      2,357
     December 31, 1994......................................  114,061      2,877
     December 31, 1995......................................  109,267      2,862
     December 31, 1996......................................  257,241      8,994

                        TOM BROWN, INC. AND SUBSIDIARIES

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas and Oil Reserves
  (Unaudited)

                                                            DECEMBER 31,
                                                 ----------------------------------
                                                    1996         1995        1994
                                                 ----------    --------    --------
                                                                     (IN THOUSANDS)
Future cash flows..............................  $1,523,845    $308,965    $348,652
Future production costs........................    (380,453)    (86,735)    (90,228)
Future development costs.......................     (62,124)    (13,344)    (17,596)
                                                 ----------    --------    --------
Future net cash flows before tax...............   1,081,268     208,886     240,828
Future income taxes............................    (265,260)    (31,016)    (38,950)
                                                 ----------    --------    --------
Future net cash flows after tax................     816,008     177,870     201,878
Annual discount at 10%.........................    (349,795)    (74,523)    (90,048)
                                                 ----------    --------    --------
Standardized measure at discounted future net
  cash flows...................................  $  466,213    $103,347    $111,830
                                                 ==========    ========    ========
Discounted future net cash flows before income
  taxes........................................  $  608,746    $114,586    $124,942
                                                 ==========    ========    ========

     Natural gas prices increased significantly during the fourth quarter of 1996 and subsequent to December 31, 1996 have declined significantly. Accordingly, the discounted future net cash flows shown above would be substantially lower if the standardized measure were calculated using prices in effect at the end of the first quarter of 1997.

  Changes in Standardized Measure of Discounted Future Net Cash Flows
(Unaudited)

                                                     YEARS ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   1996         1995        1994
                                                 ---------    --------    --------
                                                          (IN THOUSANDS)
Gas and oil sales, net of production costs.....  $ (30,955)   $(13,509)   $ (9,793)
Net changes in anticipated prices and
  production cost..............................    129,492     (10,077)    (29,733)
Extensions and discoveries, less related
  costs........................................     81,675      10,803      51,231
Changes in estimated future development
  costs........................................     (1,985)      2,254       1,237
Previously estimated development costs
  incurred.....................................        428       4,152         667
Net change in income taxes.....................   (131,293)      1,872      (3,706)
Purchase of minerals in place..................    288,643          --         485
Sales of minerals in place.....................        (37)     (6,133)       (157)
Accretion of discount..........................     11,458      12,494      10,575
Revision of quantity estimates.................     16,993      (8,337)     (3,515)
Changes in production rates and other..........     (1,553)     (2,002)     (1,808)
                                                 ---------    --------    --------
  Change in Standardized Measure...............  $ 362,866    $ (8,483)   $ 15,483
                                                 =========    ========    ========

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Howard, Weil, Labouisse, Friedrichs Incorporated, Petrie Parkman & Co., Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                               COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
Goldman, Sachs & Co.........................................
Howard, Weil, Labouisse, Friedrichs Incorporated............
Petrie Parkman & Co., Inc...................................
Salomon Brothers Inc........................................

                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $          per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include overallotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Common stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered.

     The Company and its executive officers and directors have agreed not to offer to sell, sell, grant any option to purchase or otherwise dispose of any shares of any capital stock of the Company (or securities convertible into, or exchangeable for capital stock of the Company), directly or indirectly, for a period of 90 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co., except for grants of stock options by the Company to its officers, directors and employees and issuance of stock upon exercise of options held by such persons, and except for shares of capital stock issued by the Company in connection with the acquisition of assets or capital stock of any company engaged in the oil and gas business.

     Certain of the Underwriters have previously performed various investment banking services for the Company from time to time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    9
The Company.............................   11
Use of Proceeds.........................   12
Capitalization..........................   13
Price Range of Common Stock.............   14
Dividend Policy.........................   14
Selected Consolidated Financial Data....   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   17
Business and Properties.................   23
Management..............................   31
Description of Capital Stock............   33
Legal Matters...........................   36
Experts.................................   36
Available Information...................   36
Incorporation of Certain Documents by
  Reference.............................   37
Certain Definitions.....................   37
Index to Financial Statements...........  F-1
Underwriting............................  U-1

================================================================================

================================================================================

                                4,000,000 SHARES

                                TOM BROWN, INC.

                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)

                               ------------------

                             [TOM BROWN, INC. LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.

                              SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS

================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission Registration Fee.........  $ 34,653
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................    11,935
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................    50,000
Blue Sky Fees and Expenses..................................     5,000
Printing Costs..............................................   150,000
Miscellaneous...............................................    23,412
                                                              --------
          Total.............................................  $375,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article Tenth of the Registrant's Certificate of Incorporation, referenced as Exhibit 3.1 hereto, provides for indemnification of the Registrant's officers and directors to the full extent provided in Section 145. Article 4 of the Registrant's Bylaws referenced as
Exhibit 3.2 hereto, provides for indemnification of the Registrant's officers, directors, employees and agents.

     Section 102 of the General Corporation Law of the State of Delaware ("Section 102") permits the limitation of a director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Ninth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by Section 102.

     Article Tenth of the Registrant's Certificate of Incorporation provides that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. Even though the Registrant has directors and officers liability insurance, the liability and indemnification provisions contained in the Registrant's Certificate of Incorporation would remain in place and such provision will affect not only the Registrant, but its stockholders as well.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES.

     (A) EXHIBITS

          *1.1           -- Form of Underwriting Agreement.
           3.1           -- Certificate of Incorporation, as amended, of the
                            Registrant. (Incorporated by reference to Exhibit No. 4.1
                            in the Registrant's Form 10-Q Report for the quarterly
                            period ended June 30, 1996 and filed with the Securities
                            and Exchange Commission on August 14, 1996.)
           3.2           -- Bylaws of the Registrant. (Incorporated by reference to
                            Exhibit No. 3.2 in the Registrant's Form 8-B Registration
                            Statement dated July 15, 1987 and filed with the
                            Securities and Exchange Commission on July 17, 1987.)
           4.1           -- Specimen Common Stock Certificate. (Incorporated by
                            reference to Exhibit No. 4.2 in the Registrant's Form 8-B
                            Registration Statement dated July 15, 1987 and filed with
                            the Securities and Exchange Commission on July 17, 1987).
           4.2           -- Rights Agreement dated as of March 5, 1991 between Tom
                            Brown, Inc. and The First National Bank of Boston,
                            successor in interest to American Stock Transfer & Trust
                            Company. (Incorporated by reference to Exhibit No. 4(a)
                            in the Registrant's Form 8-K Report dated March 12, 1991
                            and filed with the Securities and Exchange Commission on
                            March 15, 1991.)
          *5.1           -- Opinion and Consent of Vinson & Elkins L.L.P.
         *23.1           -- Consent of Arthur Andersen LLP.
         *23.2           -- Consent of Williamson Petroleum Consultants, Inc.
         *23.3           -- Consent of Ryder Scott Company.
         *23.4           -- Consent of Deloitte & Touche LLP.
          23.5           -- Consent of Vinson & Elkins L.L.P. included as part of
                            Exhibit 5.1.
         *24.1           -- Power of Attorney contained on the signature page hereto.

---------------

* Filed herewith

ITEM 17. UNDERTAKINGS.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrants's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MIDLAND, STATE OF TEXAS, ON SEPTEMBER 12, 1997.

                                            TOM BROWN, INC.

                                            By:    /s/ DONALD L. EVANS
                                              ----------------------------------
                                                       Donald L. Evans,
                                               Chairman of the Board and Chief
                                                       Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald L. Evans and R. Kim Harris, and each of them either of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                  TITLE                    DATE
                      ---------                                  -----                    ----

                 /s/ DONALD L. EVANS                   Chairman of the Board of    September 12, 1997
-----------------------------------------------------    Directors and Chief
                   Donald L. Evans                       Executive Officer
                                                         (Principal Executive
                                                         Officer)

              /s/ WILLIAM R. GRANBERRY                 President and Chief         September 12, 1997
-----------------------------------------------------    Operating Officer and
                William R. Granberry                     Director

                  /s/ R. KIM HARRIS                    Controller (Principal       September 12, 1997
-----------------------------------------------------    Financial and Accounting
                    R. Kim Harris                        Officer)

                 /s/ THOMAS C. BROWN                   Director                    September 12, 1997
-----------------------------------------------------
                   Thomas C. Brown

                      SIGNATURE                                  TITLE                    DATE
                      ---------                                  -----                    ----

               /s/ DAVID M. CARMICHAEL                 Director                    September 12, 1997
-----------------------------------------------------
                 David M. Carmichael

                  /s/ HENRY GROPPE                     Director                    September 12, 1997
-----------------------------------------------------
                    Henry Groppe

             /s/ EDWARD W. LEBARON, JR.                Director                    September 12, 1997
-----------------------------------------------------
               Edward W. LeBaron, Jr.

                /s/ CLYDE E. MCKENZIE                  Director                    September 12, 1997
-----------------------------------------------------
                  Clyde E. McKenzie

                /s/ JAMES B. WALLACE                   Director                    September 12, 1997
-----------------------------------------------------
                  James B. Wallace

             /s/ ROBERT H. WHILDEN, JR.                Director                    September 12, 1997
-----------------------------------------------------
               Robert H. Whilden, Jr.

                               INDEX TO EXHIBITS

          *1.1           -- Form of Underwriting Agreement.
           3.1           -- Certificate of Incorporation, as amended, of the
                            Registrant. (Incorporated by reference to Exhibit No. 4.1
                            in the Registrant's Form 10-Q Report for the quarterly
                            period ended June 30, 1996 and filed with the Securities
                            and Exchange Commission on August 14, 1996.)
           3.2           -- Bylaws of the Registrant. (Incorporated by reference to
                            Exhibit No. 3.2 in the Registrant's Form 8-B Registration
                            Statement dated July 15, 1987 and filed with the
                            Securities and Exchange Commission on July 17, 1987.)
           4.1           -- Specimen Common Stock Certificate. (Incorporated by
                            reference to Exhibit No. 4.2 in the Registrant's Form 8-B
                            Registration Statement dated July 15, 1987 and filed with
                            the Securities and Exchange Commission on July 17, 1987).
           4.2           -- Rights Agreement dated as of March 5, 1991 between Tom
                            Brown, Inc. and The First National Bank of Boston,
                            successor in interest to American Stock Transfer & Trust
                            Company. (Incorporated by reference to Exhibit No. 4(a)
                            in the Registrant's Form 8-K Report dated March 12, 1991
                            and filed with the Securities and Exchange Commission on
                            March 15, 1991.)
          *5.1           -- Opinion and Consent of Vinson & Elkins L.L.P.
         *23.1           -- Consent of Arthur Andersen LLP.
         *23.2           -- Consent of Williamson Petroleum Consultants, Inc.
         *23.3           -- Consent of Ryder Scott Company.
         *23.4           -- Consent of Deloitte & Touche LLP.
          23.5           -- Consent of Vinson & Elkins L.L.P. included as part of
                            Exhibit 5.1.
         *24.1           -- Power of Attorney contained on the signature page hereto.

---------------

* Filed herewith